Exhibit 99.3

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto, and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Kinross Gold Corporation. The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

J. PAUL ROLLINSON	TONY S. GIARDINI
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
Toronto, Canada	Toronto, Canada
February 15, 2017	February 15, 2017

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Kinross Gold Corporation (“Kinross”) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations for the Treadway Commission (COSO).

Because of inherent limitations, internal controls over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of Kinross’ internal control over financial reporting as of December 31, 2016, and has concluded that such internal control over financial reporting is effective.

The effectiveness of Kinross’ internal control over financial reporting as of December 31, 2016 has been audited by KPMG LLP, Chartered Professional Accountants, as stated in their report that appears therein.

J. PAUL ROLLINSON	TONY S. GIARDINI
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
Toronto, Canada	Toronto, Canada
February 15, 2017	February 15, 2017

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kinross Gold Corporation

We have audited the accompanying consolidated financial statements of Kinross Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015, the consolidated statements of operations, comprehensive loss, cash flows and equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Kinross Gold Corporation as at December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Kinross Gold Corporation’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 15, 2017 expressed an unqualified (unmodified) opinion on the effectiveness of Kinross Gold Corporation’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants
February 15, 2017
Toronto, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Kinross Gold Corporation

We have audited Kinross Gold Corporation’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Kinross Gold Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal controls over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Kinross Gold Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Kinross Gold Corporation as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, cash flows and equity for each of the years then ended, and our report dated February 15, 2017 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants
February 15, 2017
Toronto, Canada

KINROSS GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(expressed in millions of United States dollars, except share amounts)

		As at
		December 31,	December 31,
		2016	2015
Assets
Current assets
Cash and cash equivalents	Note 7	$827.0	$1,043.9
Restricted cash	Note 7	11.6	10.5
Accounts receivable and other assets	Note 7	127.3	108.2
Current income tax recoverable		111.9	123.3
Inventories	Note 7	986.8	1,005.2
Unrealized fair value of derivative assets	Note 10	16.1	1.0
		2,080.7	2,292.1
Non-current assets
Property, plant and equipment	Note 7	4,917.6	4,593.7
Goodwill	Note 7	162.7	162.7
Long-term investments	Note 7	142.9	83.1
Investments in associate and joint ventures	Note 9	163.6	157.1
Unrealized fair value of derivative assets	Note 10	6.0	—
Other long-term assets	Note 7	411.3	370.2
Deferred tax assets	Note 17	94.5	76.5
Total assets		$7,979.3	$7,735.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 7	$464.8	$379.6
Current income tax payable		72.6	6.4
Current portion of long-term debt	Note 12	—	249.5
Current portion of provisions	Note 13	93.2	50.3
Current portion of unrealized fair value of derivative liabilities	Note 10	7.1	16.0
		637.7	701.8
Non-current liabilities
Long-term debt	Note 12	1,733.2	1,731.9
Provisions	Note 13	861.2	720.8
Other long-term liabilities		172.2	148.7
Deferred tax liabilities	Note 17	390.7	499.0
Total liabilities		3,795.0	3,802.2

Equity
Common shareholders’ equity
Common share capital	Note 14	$14,894.2	$14,603.5
Contributed surplus		238.3	239.2
Accumulated deficit		(11,026.1)	(10,922.1)
Accumulated other comprehensive income (loss)	Note 7	39.1	(31.3)
Total common shareholders’ equity		4,145.5	3,889.3
Non-controlling interest		38.8	43.9
Total equity		4,184.3	3,933.2
Commitments and contingencies	Note 19
Total liabilities and equity		$7,979.3	$7,735.4

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 14	1,245,049,712	1,146,540,188

The accompanying notes are an integral part of these consolidated financial statements

Signed on behalf of the Board:

John A. Brough	John M. H. Huxley

Director	Director

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(expressed in millions of United States dollars, except share and per share amounts)

		Years ended
		December 31,	December 31,
		2016	2015

Revenue
Metal sales		$3,472.0	$3,052.2

Cost of sales
Production cost of sales		1,983.8	1,834.8
Depreciation, depletion and amortization		855.0	897.7
Impairment charges	Note 8	139.6	699.0
Total cost of sales		2,978.4	3,431.5
Gross profit (loss)		493.6	(379.3)
Other operating expense	Note 7	209.3	76.2
Exploration and business development		94.3	108.0
General and administrative		143.7	179.4

Operating earnings (loss)		46.3	(742.9)
Other income (expense) - net	Note 7	22.5	(20.3)
Equity in earnings (losses) of associate and joint ventures	Note 9	(1.2)	3.2
Finance income		7.5	8.3
Finance expense	Note 7	(134.6)	(96.0)
Loss before tax		(59.5)	(847.7)
Income tax expense - net	Note 17	(49.6)	(141.7)
Net loss		$(109.1)	$(989.4)
Net loss attributable to:
Non-controlling interest		$(5.1)	$(4.9)
Common shareholders		$(104.0)	$(984.5)

Loss per share attributable to common shareholders
Basic		$(0.08)	$(0.86)
Diluted		$(0.08)	$(0.86)

Weighted average number of common shares outstanding	Note 16
(millions)
Basic		1,227.0	1,146.0
Diluted		1,227.0	1,146.0

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(expressed in millions of United States dollars)

		Years ended
		December 31,	December 31,
		2016	2015

Net loss		$(109.1)	$(989.4)

Other comprehensive income (loss), net of tax:	Note 7
Items to be reclassified to profit or loss in subsequent periods:
Changes in fair value of investments (a)		50.8	(28.1)
Reclassification to earnings for impairment charges		—	7.6
Accumulated other comprehensive (income) loss related to investments sold (b)		(8.5)	—
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)		29.2	(38.1)
Accumulated other comprehensive (income) loss related to derivatives settled (d)		(1.1)	73.4
		70.4	14.8
Total comprehensive loss		$(38.7)	$(974.6)

Attributable to non-controlling interest		$(5.1)	$(4.9)
Attributable to common shareholders		$(33.6)	$(969.7)

(a)         Net of tax of $nil (2015 - $nil)

(b)         Net of tax of $nil (2015 - $nil)

(c)          Net of tax of $10.6 million (2015 - $(13.1) million)

(d)         Net of tax of $(1.1) million (2015 - $21.3 million)

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in millions of United States dollars)

	Years ended
	December 31,	December 31,
	2016	2015

Net inflow (outflow) of cash related to the following activities:

Operating:
Net loss	$(109.1)	$(989.4)
Adjustments to reconcile net loss to net cash provided from operating activities:
Depreciation, depletion and amortization	855.0	897.7
Impairment charges	139.6	699.0
Equity in losses (earnings) of associate and joint ventures	1.2	(3.2)
Share-based compensation expense	13.5	17.1
Finance expense	134.6	96.0
Deferred tax expense (recovery)	(149.7)	53.0
Foreign exchange losses and other	14.4	24.3
Reclamation expense (recovery)	27.2	(7.9)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(21.2)	91.0
Inventories	79.5	63.5
Accounts payable and accrued liabilities	239.9	27.9
Cash flow provided from operating activities	1,224.9	969.0
Income taxes paid	(125.7)	(137.4)
Net cash flow provided from operating activities	1,099.2	831.6

Investing:
Additions to property, plant and equipment	(633.8)	(610.0)
Business acquisition	(588.0)	—
Net additions to long-term investments and other assets	(59.8)	(59.7)
Net proceeds from the sale of property, plant and equipment	9.1	3.3
Decrease (increase) in restricted cash	(1.1)	30.8
Interest received and other	3.5	4.0
Net cash flow used in investing activities	(1,270.1)	(631.6)
Financing:
Issuance of common shares on exercise of options	2.8	—
Proceeds from issuance of equity	275.7	—
Proceeds from issuance of debt	—	22.5
Repayment of debt	(250.0)	(102.5)
Interest paid	(73.5)	(48.8)
Other	(3.3)	(2.9)
Net cash flow used in financing activities	(48.3)	(131.7)
Effect of exchange rate changes on cash and cash equivalents	2.3	(7.9)
Increase (decrease) in cash and cash equivalents	(216.9)	60.4
Cash and cash equivalents, beginning of period	1,043.9	983.5
Cash and cash equivalents, end of period	$827.0	$1,043.9

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY

(expressed in millions of United States dollars)

	Years ended
	December 31,	December 31,
	2016	2015

Common share capital
Balance at the beginning of the period	$14,603.5	$14,587.7
Shares issued on equity offering	275.7	—
Transfer from contributed surplus on exercise of options and restricted shares	12.2	15.8
Options exercised, including cash	2.8	—
Balance at the end of the period	$14,894.2	$14,603.5

Contributed surplus
Balance at the beginning of the period	$239.2	$239.0
Share-based compensation	14.2	17.1
Transfer of fair value of exercised options and restricted shares	(15.1)	(16.9)
Balance at the end of the period	$238.3	$239.2

Accumulated deficit
Balance at the beginning of the period	$(10,922.1)	$(9,937.6)
Net loss attributable to common shareholders	(104.0)	(984.5)
Balance at the end of the period	$(11,026.1)	$(10,922.1)

Accumulated other comprehensive income (loss)
Balance at the beginning of the period	$(31.3)	$(46.1)
Other comprehensive income	70.4	14.8
Balance at the end of the period	$39.1	$(31.3)
Total accumulated deficit and accumulated other comprehensive income (loss)	$(10,987.0)	$(10,953.4)

Total common shareholders’ equity	$4,145.5	$3,889.3

Non-controlling interest
Balance at the beginning of the period	$43.9	$48.8
Net loss attributable to non-controlling interest	(5.1)	(4.9)
Balance at the end of the period	$38.8	$43.9

Total equity	$4,184.3	$3,933.2

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

1.                                      DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, “Kinross” or the “Company”) are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5.  Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.   Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells a quantity of silver.   The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The consolidated financial statements of the Company for the year ended December 31, 2016 were authorized for issue in accordance with a resolution of the board of directors on February 15, 2017.

2.                                      BASIS OF PRESENTATION

These consolidated financial statements for the year ended December 31, 2016 (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value.  The significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented.  Significant accounting estimates, judgments and assumptions used or exercised by management in the preparation of these financial statements are presented in Note 5.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

3.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

i.   Principles of consolidation

The significant mining properties and entities of Kinross are listed below. All operating activities involve gold mining and exploration.  Each of the significant entities has a December 31 year end.

			As at
			December 31,	December 31,
Entity	Property/ Segment	Location	2016	2015

Subsidiaries:
(Consolidated)
Fairbanks Gold Mining, Inc.	Fort Knox	USA	100%		100%
Kinross Brasil Mineração S.A. (“KBM”)	Paracatu	Brazil	100%		100%
Compania Minera Maricunga	Maricunga and Lobo Marte / Maricunga and Corporate and Other	Chile	100%		100%

Compania Minera Mantos de Oro	La Coipa / Corporate and Other	Chile	100%		100%

Echo Bay Minerals Company	Kettle River - Buckhorn	USA	100%		100%
Chukotka Mining and Geological Company	Kupol	Russian Federation	100%		100%
Northern Gold LLC	Dvoinoye/ Kupol	Russian Federation	100%		100%

Selene Holdings LP	White Gold/ Corporate and Other	Canada	100%		100%

Tasiast Mauritanie Ltd. S.A.	Tasiast	Mauritania	100%		100%
Chirano Gold Mines Ltd. (Ghana) (a)	Chirano	Ghana	90%		90%
KG Mining (Bald Mountain) Inc. (b)	Bald Mountain	USA	100	%(b)	—
Round Mountain Gold Corporation (b) /	Round Mountain	USA	100	%(b)	—
KG Mining (Round Mountain) Inc. (b)

Interest in joint operation:
(Relative share consolidated)
Round Mountain Gold Corporation (b)	Round Mountain	USA	—		50	%(b)

Investment in associate:
(Equity accounted)
Compania Minera Casale	Cerro Casale/ Corporate and Other	Chile	25%		25%
Interest in joint ventures:
(Equity accounted)
Sociedad Contractual Minera Puren	Puren/ Corporate and Other	Chile	65%		65%
Bald Mountain Exploration LLC (c)	Bald Mountain Exploration Joint Venture/ Bald Mountain	USA	50	%(c)	—

(a)         The Company holds a 90% interest in the Chirano Gold Mine with the Government of Ghana having the right to the remaining 10% interest.

(b)         On January 11, 2016, the Company acquired 100% of the Bald Mountain gold mine (“Bald Mountain”) and the remaining 50% interest in the Round Mountain gold mine (“Round Mountain”) from Barrick Gold Corporation (“Barrick”).

Prior to the acquisition of the remaining 50% interest in Round Mountain, the Company had a joint operation in Round Mountain through its 50% ownership in the Smoky Valley Common Operation.  Under the joint operation agreement between the Company and Barrick, the Company was the operator.  The Management Committee of the joint operation represented the joint operation partners, authorized annual programs and budgets and approved major transactions prior to execution by site management. The joint operation owners were entitled to their pro-rata share of production and were obliged to make their pro-rata share of contributions as requested.

(c)          As part of the acquisition of Bald Mountain, the Company acquired a large associated land package, of which approximately 40% is subject to a 50/50 joint venture between the Company and Barrick, with Kinross as operator.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

(a)  Subsidiaries

Subsidiaries are entities controlled by the Company.  Control exists when an investor is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee.  Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases.  Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests.  All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

(b)  Joint Arrangements

The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control and requiring unanimous consent of each of the parties regarding those activities that significantly affect the returns of the arrangement.  The Company’s interest in a joint arrangement is classified as either a joint operation or a joint venture depending on its rights and obligations in the arrangement.  In a joint operation, the Company has rights to its share of the assets, and obligations for its share of the liabilities, of the joint arrangement, while in a joint venture, the Company has rights to its share of the net assets of the joint arrangement.  For a joint operation, the Company recognizes in the consolidated financial statements, its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company recognizes its investment in the joint arrangement using the equity method of accounting in the consolidated financial statements.

(c)  Associates

Associates are entities, including unincorporated entities such as partnerships, over which the Company has significant influence and that are neither subsidiaries nor interests in joint arrangements.  Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies.   In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power.  Significant influence may also be evidenced by factors such as the Company’s representation on the board of directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel, or the provision of essential technical information. Associates are equity accounted for from the effective date of commencement of significant influence to the date that the Company ceases to have significant influence.

Results of associates are equity accounted for using the results of their most recent annual financial statements or interim financial statements, as applicable.  Losses from associates are recognized in the consolidated financial statements until the interest in the associate is written down to nil.  Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates.

The carrying value of the investment in an associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, accumulated other comprehensive income (“AOCI”) and any impairment losses.  At the end of each reporting period, the Company assesses whether there is any objective evidence that its investments in associates are impaired.

ii.  Functional and presentation currency

The functional and presentation currency of the Company is the United States dollar.

Transactions denominated in foreign currencies are translated into the United States dollar as follows:

•                  Monetary assets and liabilities are translated at the rates of exchange on the consolidated balance sheet date;

•                  Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

•                  Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable on the date of grant of the share-based compensation; and

•                  Exchange gains and losses on translation are included in earnings.

When the gain or loss on certain non-monetary items, such as long-term investments classified as available-for-sale, is recognized in other comprehensive income (“OCI”), the translation differences are also recognized in OCI.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

iii. Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition.

Restricted cash is cash held in banks that is not available for general corporate use.

iv. Short-term investments

Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest.

v. Long-term investments

Investments in entities that are not subsidiaries, joint operations, joint ventures or investments in associates are designated as available-for-sale investments.  These investments are measured at fair value on acquisition and at each reporting date.  Any unrealized holding gains and losses related to these investments are excluded from net earnings and are included in OCI until an investment is sold and gains or losses are realized, or there is objective evidence that the investment is impaired.  When there is evidence that an investment is impaired, the cumulative loss that was previously recognized in OCI is reclassified from AOCI to the consolidated statement of operations.

vi. Inventories

Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value (“NRV”). NRV is calculated as the difference between the estimated gold prices based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing); however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to NRV are accounted for on a prospective basis. The ultimate actual recovery of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term.

In-process inventories represent materials that are in the process of being converted to a saleable product.

Materials and supplies are valued at the lower of average cost and NRV.

Write downs of inventory are recognized in the consolidated statement of operations in the current period. The Company reverses inventory write downs in the event that there is a subsequent increase in NRV.

vii. Borrowing costs

Borrowing costs are generally expensed as incurred except where they relate to the financing of qualifying assets that require a substantial period of time to get ready for their intended use.  Qualifying assets include the cost of developing mining properties and constructing new facilities. Borrowing costs related to qualifying assets are capitalized up to the date when the asset is ready for its intended use.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred net of any investment income earned on the investment of those borrowings.  Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

viii. Business combinations

A business combination is a transaction or other event in which control over one or more businesses is obtained.  A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits.  A business consists of inputs and processes applied to those inputs that have the ability to create outputs that provide a return to the Company and its shareholders. A business need not include all of the inputs and processes that were used by the acquiree to produce outputs if the business can be integrated with the inputs and processes of the Company to continue to produce outputs.  If the integrated set of activities and assets is in the exploration and development stage, and thus, may not have outputs, the Company considers other factors to determine whether the set of activities and assets is a business.  Those factors include, but are not limited to, whether the set of activities and assets:

•                  has begun planned principal activities;

•                  has employees, intellectual property and other inputs and processes that could be applied to those inputs;

•                  is pursuing a plan to produce outputs; and

•                  will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units (“CGUs”).  Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations.

Where a business combination is achieved in stages, previously held equity interests in the acquiree are re-measured at their acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations.

Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process.  Where provisional values are used in accounting for a business combination, they are adjusted retrospectively in subsequent periods.   However, the measurement period will not exceed one year from the acquisition date.

If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.

ix. Goodwill

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the acquisition amount over such fair value being recorded as goodwill and allocated to CGUs.  CGUs are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each individual mineral property that is an operating or development stage mine is typically a CGU.

Goodwill arises principally because of the following factors:  (1) the going concern value of the Company’s capacity to sustain and grow by replacing and augmenting mineral reserves through completely new discoveries; (2) the ability to capture buyer-specific synergies arising upon a transaction; (3) the optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional higher-cost mineral reserves, to intensify efforts to develop the more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future  (this optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price); and (4) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

x. Exploration and evaluation (“E&E”) costs

Exploration and evaluation costs are those costs required to find a mineral property and determine commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

E&E costs consist of:

•                  gathering exploration data through topographical and geological studies;

•                  exploratory drilling, trenching and sampling;

•                  determining the volume and grade of the resource;

•                  test work on geology, metallurgy, mining, geotechnical and environmental; and

•                  conducting engineering, marketing and financial studies.

Project costs in relation to these activities are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period.  Thereafter, costs for the project are capitalized prospectively as capitalized exploration and evaluation costs in property, plant and equipment.

The Company also recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase.  These assets are recognized at fair value.  Acquired E&E costs consist of:

•                  fair value of the estimated potential ounces, and

•                  exploration properties.

Acquired or capitalized E&E costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability.  Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized E&E costs are transferred to capitalized development costs within property, plant and equipment. Technical feasibility and commercial viability generally coincides with the establishment of proven and probable mineral reserves; however, this determination may be impacted by management’s assessment of certain modifying factors including: legal, environmental, social and governmental factors.

xi. Property, plant and equipment

Property, plant and equipment are recorded at cost and carried net of accumulated depreciation, depletion and amortization and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation and, for qualifying assets, capitalized borrowing costs.

Costs to acquire mineral properties are capitalized and represent the property’s fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Interest expense attributable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Acquired or capitalized exploration and evaluation costs may be included within mineral interests in development and operating properties or pre-development properties depending upon the nature of the property to which the costs relate. Repairs and maintenance costs are expensed as incurred. However, expenditures on major maintenance rebuilds or overhauls are capitalized when it is probable that the expenditures will extend the productive capacity or useful life of an asset.

(a)  Asset categories

The Company categorizes property, plant and equipment based on the type of asset and/or the stage of operation or development of the property.

Land, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Mineral interests consist of:

•                  Development and operating properties, which include capitalized development and stripping costs, cost of assets under construction, exploration and evaluation costs and mineral interests for those properties currently in operation, for which development has commenced, or for which proven and probable reserves have been declared; and

•                  Pre-development properties, which include exploration and evaluation costs and mineral interests for those properties for which development has not commenced.

(b)  Depreciation, depletion and amortization

For plant and other facilities, stripping costs, reclamation and remediation costs, production stage mineral interests and plant expansion costs, the Company uses the units-of-production (“UOP”) method for determining depreciation, depletion and amortization.  The expected useful lives used in the UOP calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the proven and probable reserves at least on an annual basis and adjusts the UOP calculation to correspond with the changes in reserves.  The expected useful life used in determining UOP does not exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves.  Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Stripping and other costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves contained in the pit expansion.

Land is not depreciated.

Mobile and other equipment are depreciated, net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 2 to 10 years, but do not exceed the related estimated mine life based on proven and probable reserves.

The Company reviews useful lives and estimated residual values of its property, plant and equipment annually.

Acquired or capitalized exploration and evaluation costs and assets under construction are not depreciated.  These assets are depreciated when they are put into production in their intended use.

(c)  Derecognition

The carrying amount of an item of property, plant and equipment is derecognized on disposal of the asset or when no future economic benefits are expected to accrue to the Company from its continued use.  Any gain or loss arising on derecognition is included in the consolidated statement of operations in the period in which the asset is derecognized.  The gain or loss is determined as the difference between the carrying value and the net proceeds on the sale of the assets, if any, at the time of disposal.

xii. Impairment of Goodwill and Long-lived Assets

Goodwill is tested for impairment on an annual basis as at December 31, and at any other time if events or changes in circumstances indicate that the recoverable amount of a CGU has been reduced below its carrying amount.

The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.  In addition, capitalized exploration and evaluation costs are assessed for impairment upon demonstrating the technical feasibility and commercial viability of a project.  For such non-current assets, the recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment testing purposes.

If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized in the consolidated statement of operations to reduce the carrying value to its recoverable amount. The recoverable amount of a CGU or asset is the higher of its fair value less costs to sell and its value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value or net asset value (“NAV”) of the asset.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal.  Value in use is determined by applying assumptions specific to the Company’s continued use of the asset and does not take into account assumptions of significant future enhancements of an asset’s performance or capacity to which the Company is not committed.

Estimates of expected future cash flows reflect estimates of future revenues, cash costs of production and capital expenditures contained in the Company’s long-term life of mine (“LOM”) plans, which are updated for each CGU on an annual basis. The Company’s LOM plans are based on detailed research, analysis and modeling to maximize the NAV of each CGU.  As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries, capacities of available extraction, haulage and processing equipment, and other factors.  Therefore, the LOM plan is an appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures. The LOM plans have been determined using cash flow projections from financial budgets approved by senior management covering a 6 year to 26 year period.

Projected future revenues reflect the forecast future production levels at each of the Company’s CGUs as detailed in the LOM plans.  These forecasts may include the production of mineralized material that does not currently qualify for inclusion in mineral reserve or mineral resource classification.  This is consistent with the methodology used to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets. The fair value arrived at as described above, is the Company’s estimate of fair value for accounting purposes and is not a “preliminary assessment” as defined in Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

Projected future revenues also reflect the Company’s estimates of future metals prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts.  These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future long-term metals prices. For the 2016 annual impairment analysis, estimated 2017, 2018 and long-term gold prices of $1,200, $1,250 and $1,250 per ounce, respectively, and estimated 2017, 2018 and long-term silver prices of $18.50, $18.70 and $20.00 per ounce, respectively, were used. For the 2015 annual impairment analysis, estimated 2016, 2017 and long-term gold prices of $1,100, $1,100 and $1,250 per ounce, respectively, and estimated 2016, 2017 and long-term silver prices of $16.00, $17.00 and $18.00 per ounce, respectively, were used.

The Company’s estimates of future cash costs of production and capital expenditures are based on the LOM plans for each CGU.  Costs incurred in currencies other than the US dollar are translated to US dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data.   Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources.  For the 2016 annual impairment analysis, an estimated short-term and long-term oil price of $60 per barrel was used. For the 2015 annual impairment analysis, estimated 2016, 2017 and long-term oil prices of $55, $55 and $65 per barrel, respectively, were used.

The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk. For the 2016 annual impairment analysis, real discount rates of between 5.05% and 5.18% were used for the CGUs tested. For the CGUs tested in the 2015 annual impairment analysis, real discount rates of between 4.36% and 6.44% were used.

Since public gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, a market participant would generally apply a NAV multiple when estimating the fair value of a gold mining property.  Consequently, where applicable, the Company estimates the fair value of each CGU by applying a market NAV multiple to the NAV of each CGU.

When selecting NAV multiples to arrive at fair value, the Company considered the trading prices and NAV estimates of comparable gold mining companies as at December 31, 2016 in respect of the fair value determinations at that date, which ranged from 0.7 to 1.5.  NAV multiples observed at December 31, 2015 were in the range of 0.7 to 1.1. The selected ranges of multiples applied to each CGU, which may be different from the ranges noted above, took into consideration, among other factors: expected production growth in the near term; average cash costs over the life of the mine; potential remaining mine life; and stage of development of the asset.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

For property, plant and equipment and other long-lived assets, a previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

xiii. Financial instruments and hedging activity

(a)  Financial instrument classification and measurement

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as “fair value through profit and loss”, directly attributable transaction costs.  Measurement of financial assets in subsequent periods depends on whether the financial instrument has been classified as fair value through profit and loss, “available-for-sale”, “held-to-maturity”, or “loans and receivables”.  Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as fair value through profit and loss or “other financial liabilities”.

Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through profit and loss.  These financial instruments are measured at fair value with changes in fair values recognized in the consolidated statement of operations.  Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized in OCI, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized in the consolidated statement of operations. Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method. Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method.

Cash and cash equivalents, restricted cash and short-term investments are designated as fair value through profit and loss and are measured at fair value.  Trade receivables and certain other assets are designated as loans and receivables.  Long-term investments in equity securities, where the Company cannot exert significant influence, are designated as available-for sale.  Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities.

Derivative assets and liabilities include derivative financial instruments that do not qualify as hedges, or are not designated as hedges, and are classified as fair value through profit and loss.

(b)  Hedges

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged.  At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses arising from changes in the fair value of these contracts are recorded in OCI, net of tax, and are only included in earnings when the underlying hedged transaction, identified at the contract inception, is completed.   Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statement of operations.  The Company matches the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts.

When derivative contracts designated as cash flow hedges have been terminated or cease to be effective prior to maturity and no longer qualify for hedge accounting, any gains or losses recorded in OCI up until the time the contracts do not qualify for hedge accounting, remain in OCI.  Amounts recorded in OCI are recognized in the consolidated statement of operations in the period in which the underlying hedged transaction is completed.  Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the consolidated statement of operations in the period in which they occur.

For hedges that do not qualify for hedge accounting, gains or losses are recognized in the consolidated statement of operations in the current period.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

(c)  Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of    financial assets is impaired. In the case of investments classified as available-for-sale, an evaluation is made as to whether a decline in fair value is significant or prolonged based on an analysis of indicators such as market price of the investment and significant adverse changes in the technological, market, economic or legal environment in which the investee operates.

If an available-for-sale financial asset is impaired, an amount equal to the difference between its carrying value and its current fair value is transferred from AOCI and recognized in the consolidated statement of operations.  Reversals of impairment charges in respect of equity instruments classified as available-for-sale are not recognized in the consolidated statement of operations.

xiv. Share-based payments

The Company has a number of equity-settled and cash-settled share-based compensation plans under which the Company issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company’s share-based compensation plans are comprised of the following:

Share Option Plan:  Stock options are generally equity-settled.  The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of options estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting date up to the vesting date.  Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period.  On exercise of the vested options, the shares are issued from treasury.

Restricted Share Plan: Restricted share units (“RSUs”) and Restricted performance share units (“RPSUs”) are granted under the Restricted Share Plan.  Both RSUs and RPSUs are generally equity-settled and awarded to certain employees as a percentage of long-term incentive awards.

(a)   RSUs are fair valued based on the market value of the shares at the grant date. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date.  Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period.  On vesting of RSUs, shares are generally issued from treasury.

(b)   RPSUs are subject to certain vesting requirements based on performance criteria over the vesting period established by the Company. RPSUs are fair valued as follows:  The portion of the RPSUs related to market conditions is fair valued based on the application of a Monte Carlo pricing model at the date of grant and the portion related to non-market conditions is fair valued based on the market value of the shares at the date of grant. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date.  Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period.  On vesting of RPSUs, shares are generally issued from treasury.

Deferred Share Unit Plan:  Deferred share units (“DSUs”) are cash-settled and accounted for as a liability at fair value which is based on the market value of the shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

Employee Share Purchase Plan:  The Company’s contribution to the employee Share Purchase Plan (“SPP”) is recorded as compensation expense on a payroll cycle basis as the employer’s obligation to contribute is incurred.  The cost of the common shares purchased under the SPP are either based on the weighted average closing price of the last twenty trading sessions prior to the end of the period for shares issued from treasury, or are based on the price paid for common shares purchased in the open market.

xv. Metal sales

Metal sales includes sales of refined gold and silver and doré, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices.  Revenue from metal sales is recognized when all the following conditions have been satisfied:

•                  The significant risks and rewards of ownership have been transferred;

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

•                  Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;

•                  The amount of revenue can be measured reliably;

•                  It is probable that the economic benefits associated with the transaction will flow to the Company; and

•                  The costs incurred or to be incurred in respect of the transaction can be measured reliably.

These conditions are generally met when the sales price is fixed and title has passed to the customer.

xvi. Provision for reclamation and remediation

The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure where the liability is probable and a reasonable estimate can be made of the obligation.  The estimated present value of the obligation is reassessed on an annual basis or when new material information becomes available.  Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, or discount rates.  Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset.  For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings.  The present value is determined based on current market assessments of the time value of money using discount rates specific to the country in which the reclamation site is located and is determined as the risk-free rate of borrowing approximated by the yield on sovereign debt for that country, with a maturity approximating the end of mine life.  The periodic unwinding of the discount is recognized in the consolidated statement of operations as a finance expense.

xvii. Income tax

The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense is recognized in the consolidated statement of operations except to the extent it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Corporation has the legal right and intent to offset.

xviii. Earnings (loss) per share

Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period.  Basic earnings (loss) per share amounts are calculated by dividing net

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

earnings (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share amounts are calculated by dividing net earnings (loss) attributable to common shareholders for the period by the diluted weighted average shares outstanding during the period.

Diluted earnings per share is calculated using the treasury method.  The treasury method, which assumes that outstanding stock options, warrants, RSUs and RPSUs with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

4.                                      RECENT ACCOUNTING PRONOUNCEMENTS

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”). IFRS 15 replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programmes”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets from Customers” and SIC 31 “Revenue — Barter Transactions Involving Advertising Services”, and is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The Company intends to adopt IFRS 15 for the annual period beginning January 1, 2018 using the modified retrospective approach.  Under this approach, the Company intends to recognize transitional adjustments in retained earnings on the date of adoption (January 1, 2018), without restating the comparative financial statements on a retrospective basis.

The Company has made progress in its implementation of IFRS 15, however, has not yet determined the extent of the impact of the new standard on its consolidated financial statements.  The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its 2017 consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments” (“IFRS 9”), which replaces IAS 39 “Financial Instruments:  Recognition and Measurement”. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, and permits early adoption.

IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting.  IFRS 9 includes a revised model for classifying financial assets, which results in classification according to their contractual cash flow characteristics and the business models under which they are held.

The Company intends to adopt IFRS 9 for the annual period beginning January 1, 2018 on a retrospective basis, using certain available transitional provisions.

The Company has made progress in its implementation of IFRS 9, however, has not yet determined the extent of the impact of the new standard on its consolidated financial statements.  The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its 2017 consolidated financial statements.

Leases

In January 2016, the IASB issued IFRS 16 “Leases” (“IFRS 16”), which replaces IAS 17 “Leases”.  The standard is effective for annual periods beginning on or after January 1, 2019, and permits early adoption, provided IFRS 15 has been applied, or is applied at the same date as IFRS 16.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

IFRS 16 requires lessees to recognize assets and liabilities for most leases on its balance sheet, as well as corresponding depreciation and interest expense.

The Company expects to adopt IFRS 16 for the annual period beginning January 1, 2019. The extent of the impact of adoption of the standard has not yet been determined.

Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration” (“IFRIC 22”). IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018, and permits early adoption.

IFRIC 22 clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration.

The Company intends to adopt IFRIC 22 in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of IFRIC 22 has not yet been determined.

5.                                      SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Actual results could differ from these estimates.

i.                                         Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

(a)  Mineral Reserves and Mineral Resources

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data.  Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

(b)  Depreciation, depletion and amortization

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(c)  Taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

ii.                                     Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

(a)  Mineral Reserves and Mineral Resources

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study.  The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.  The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.  Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

(b)  Purchase Price Allocation

Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value.  The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.  The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events.  The assumptions and estimates relating to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates.  Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could affect the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

(c)  Depreciation, depletion and amortization

Plants and other facilities used directly in mining activities are depreciated using the UOP method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates.  Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.

(d)  Impairment of goodwill and long-lived assets

Goodwill is tested for impairment annually or more frequently if there is an indication of impairment.  The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment.  If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in the consolidated statement of operations.   The assessment of fair values, including those of the CGUs for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, future and long-term commodity prices, discount rates, NAV multiples, foreign exchange rates, future capital requirements and operating performance.  Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other assets could impact the impairment analysis.  Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amounts of the CGUs which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

(e)  Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or NRV.  Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad.  Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery.  Timing and ultimate actual recovery of gold contained on leach pads can vary significantly from the estimates.  The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered.  The nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time.  The ultimate actual recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates.  There is a high degree of judgment in estimating future costs, future production levels, forecasted usage of supplies inventory, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads.  There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(f)  Provision for reclamation and remediation

The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available.  Mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.  Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated.  Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.  The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation.  The actual future expenditures may differ from the amounts currently provided.

(g)  Deferred taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable.  Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profit.  To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted.  In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

(h)  Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time.  Contingencies can be possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies involves the use of significant judgment and estimates.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

6.                                            ACQUISITION

Acquisition of Bald Mountain and remaining 50% interest in Round Mountain

On January 11, 2016, the Company completed the acquisition of 100% of Bald Mountain, which includes a large associated land package, and the remaining 50% interest in Round Mountain for $610.0 million in cash, subject to a working capital adjustment, which reduced the purchase price by $22.0 million to $588.0 million. In addition to the purchase price, Barrick will receive a contingent 2% net smelter return royalty on future gold production from Kinross’ 100%-owned Bald Mountain lands that will come into effect following the post-closing production of 10 million ounces from such lands. Approximately 40% of the Bald Mountain land package is subject to a 50/50 exploration joint venture between Kinross and Barrick, with Kinross as the operator. Transaction costs associated with the acquisition totaling $7.8 million were expensed and included within other operating expense.

The acquisition, which was accounted for as a business combination as at January 11, 2016, represents a strategic fit with the Company’s open-pit heap leach skill set and existing portfolio of operating assets, and enhances the production profile in the United States.

In finalizing the purchase price allocation during the second quarter of 2016, the Company adjusted the preliminary allocation as indicated below. As the Company gained control of Round Mountain in the transaction, in accordance with IFRS, the assets and liabilities set out below represent 100% of the fair value of Round Mountain in addition to 100% of Bald Mountain.

	Preliminary	Adjustments	Final
Purchase Price Allocation
Net working capital	$182.8	$(90.0)	$92.8
Property, plant and equipment (including mineral interests)	725.9	91.6	817.5
Other long-term assets and investment in joint venture	19.7	(0.3)	19.4
Deferred tax liabilities	—	(16.2)	(16.2)
Provisions and other long-term liabilities	(178.4)	(7.1)	(185.5)
Net assets	$750.0	$(22.0)	$728.0
Less: Fair value of previously held interest in Round Mountain	(140.0)	—	(140.0)
Cash consideration	$610.0	$(22.0)	$588.0

As a result of reflecting the final purchase price adjustments retrospectively, the interim financial statements for the three months ended March 31, 2016 were recast.

For the three months ended March 31, 2016, production cost of sales, depreciation, depletion, and amortization, other income (expense), and income tax expense decreased by $4.6 million, $14.6 million, $1.4 million, and $28.3 million respectively. As a result, net loss attributable to common shareholders and accumulated deficit decreased by $48.9 million.

As at March 31, 2016, net working capital and other long-term assets decreased by $61.8 million and $4.9 million, respectively; whereas, property, plant and equipment, deferred tax assets, deferred tax liabilities, provisions, and investment in joint ventures increased by $100.1 million, $25.2 million, $12.1 million, $2.9 million and $5.3 million, respectively.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

7.                                      CONSOLIDATED FINANCIAL STATEMENT DETAILS

Consolidated Balance Sheets

i.                                         Cash and cash equivalents:

	December 31,	December 31,
	2016	2015
Cash on hand and balances with banks	$514.0	$460.3
Short-term deposits	313.0	583.6
	$827.0	$1,043.9

Restricted cash:

	December 31,	December 31,
	2016	2015
Restricted cash (a)	$11.6	$10.5

(a) Restricted cash relates to loan escrow judicial deposits and environmental indemnities related to Chirano and certain other sites.

ii.                                     Accounts receivable and other assets:

	December 31,	December 31,
	2016	2015
Trade receivables	$20.1	$4.4
Prepaid expenses	21.9	17.0
VAT receivable	59.3	53.4
Deposits	11.4	11.8
Other	14.6	21.6
	$127.3	$108.2

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

iii.                                 Inventories:

	December 31,	December 31,
	2016	2015
Ore in stockpiles (a)	$242.3	$195.7
Ore on leach pads (b)	301.6	250.0
In-process	78.6	85.5
Finished metal	49.1	24.4
Materials and supplies	534.1	607.2
	1,205.7	1,162.8
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(218.9)	(157.6)
	$986.8	$1,005.2

(a)         Ore in stockpiles relates to the Company’s operating mines. Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months which is included in other long-term assets on the consolidated balance sheet. See Note 7 vii.

(b)         Ore on leach pads relates to the Company’s Tasiast, Fort Knox, Round Mountain and Bald Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Tasiast in 2017, Fort Knox in 2020, Round Mountain in 2019 and Bald Mountain in 2023. Ore on leach pads includes material not scheduled for processing within the next twelve months which is included in other long-term assets on the consolidated balance sheet. See Note 7 vii.

(c)          During the years ended December 31, 2016 and 2015, inventory impairment charges were recorded within cost of sales to reduce the carrying value of inventory to its net realizable value. See Note 8 ii.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

iv.                                  Property, plant and equipment:

		Mineral Interests (a)
	Land, plant and	Development and operating	Pre-development
	equipment	properties	properties	Total
Cost
Balance at January 1, 2016	$7,332.2	$7,651.4	$164.3	$15,147.9
Additions	445.6	207.7	—	653.3
Acquisitions (b)	417.4	400.1	—	817.5
Book value of Round Mountain prior to remeasurement on acquisition	(359.4)	(294.7)	—	(654.1)
Capitalized interest	10.4	4.8	—	15.2
Disposals	(57.8)	(0.7)	—	(58.5)
Other	2.9	1.6	—	4.5
Balance at December 31, 2016	7,791.3	7,970.2	164.3	15,925.8

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2016	$(4,835.1)	$(5,639.7)	$(79.4)	$(10,554.2)
Depreciation, depletion and amortization	(528.1)	(399.4)	—	(927.5)
Impairment charge (c)	(68.3)	—	—	(68.3)
Book value of Round Mountain prior to remeasurement on acquisition	305.4	187.6	—	493.0
Disposals	50.4	—	—	50.4
Other	(0.7)	(0.9)	—	(1.6)
Balance at December 31, 2016	(5,076.4)	(5,852.4)	(79.4)	(11,008.2)

Net book value	$2,714.9	$2,117.8	$84.9	$4,917.6

Amount included above as at December 31, 2016:
Assets under construction	$373.5	$119.4	$—	$492.9
Assets not being depreciated (d)	$545.3	$322.3	$84.9	$952.5

(a)         At December 31, 2016, the significant development and operating properties include Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.

(b)         Bald Mountain and the remaining 50% interest in Round Mountain were acquired on January 11, 2016. See Note 6.

(c)          At September 30, 2016, an impairment charge was recorded against property, plant and equipment at Maricunga. See Note 8 i.

(d)         Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

		Mineral Interests(a)
	Land, plant and	Development and operating	Pre-development
	equipment	properties	properties	Total
Cost
Balance at January 1, 2015	$7,020.1	$7,462.2	$168.8	$14,651.1
Additions	349.3	175.9	—	525.2
Capitalized interest	16.9	23.6	—	40.5
Disposals	(71.0)	(3.6)	(4.7)	(79.3)
Other	16.9	(6.7)	0.2	10.4
Balance at December 31, 2015	7,332.2	7,651.4	164.3	15,147.9

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2015	$(4,191.8)	$(4,970.7)	$(79.2)	$(9,241.7)
Depreciation, depletion and amortization	(484.5)	(446.4)	—	(930.9)
Impairment charge (b)	(220.8)	(218.7)	—	(439.5)
Disposals	59.9	—	—	59.9
Other	2.1	(3.9)	(0.2)	(2.0)
Balance at December 31, 2015	(4,835.1)	(5,639.7)	(79.4)	(10,554.2)

Net book value	$2,497.1	$2,011.7	$84.9	$4,593.7

Amount included above as at December 31, 2015:

Assets under construction	$201.9	$121.2	$—	$323.1
Assets not being depreciated (c)	$361.1	$322.1	$84.9	$768.1

(a)         At December 31, 2015, the significant development and operating properties include Fort Knox, 50% owned Round Mountain, Paracatu, Maricunga, Kupol, Tasiast, Chirano and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.

(b)         At December 31, 2015, an impairment charge was recorded against property, plant and equipment at Fort Knox, 50% owned Round Mountain, and Tasiast. See Note 8 i.

(c)          Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to capital expenditures at Fort Knox, Round Mountain, Kupol, Paracatu, and Tasiast and had a weighted average borrowing rate of 4.9% and 4.7% during the years ended December 31, 2016 and 2015, respectively.

At December 31, 2016, $216.8 million of exploration and evaluation (“E&E”) assets were included in mineral interests (December 31, 2015 — $215.6 million). During the year ended December 31, 2016, the Company acquired $nil E&E assets, disposed of $nil E&E assets and transferred $nil E&E assets to capitalized development (year ended December 31, 2015 — $nil, $4.0 million and $nil, respectively). During the year ended December 31, 2016, the Company capitalized $1.2 million and expensed $6.8 million of E&E costs, respectively (year ended December 31, 2015 — $11.7 million and $8.4 million, respectively).  Expensed E&E costs are included in operating cash flows.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

v.                                      Goodwill:

The goodwill allocated to the Company’s CGUs and included in the respective operating segment assets is shown in the table below:

		Other
	Kupol	Operations	Total
Cost
Balance at January 1, 2016	$827.2	$3.9	$831.1
Acquisitions	—	—	—
Disposals	—	—	—
Balance at December 31, 2016	$827.2	$3.9	$831.1

Accumulated impairment
Balance at January 1, 2016	$(668.4)	$—	$(668.4)
Impairment loss	—	—	—
Disposals	—	—	—
Balance at December 31, 2016	$(668.4)	$—	$(668.4)

Carrying amount at December 31, 2016	$158.8	$3.9	$162.7

		Other
	Kupol	Operations	Total
Cost
Balance at January 1, 2015	$827.2	$3.9	$831.1
Acquisitions	—	—	—
Disposals	—	—	—
Balance at December 31, 2015	$827.2	$3.9	$831.1

Accumulated impairment
Balance at January 1, 2015	$(668.4)	$—	$(668.4)
Impairment loss	—	—	—
Disposals	—	—	—
Balance at December 31, 2015	$(668.4)	$—	$(668.4)

Carrying amount at December 31, 2015	$158.8	$3.9	$162.7

vi.                                  Long-term investments:

Unrealized gains and losses on investments classified as available-for-sale are recorded in AOCI as follows:

	December 31, 2016		December 31, 2015
		Gains (losses) in		Gains (losses) in
	Fair value	AOCI	Fair value	AOCI
Investments in an unrealized gain position	$110.2	$30.3	$10.4	$1.4
Investments in an unrealized loss position	32.7	(6.7)	72.7	(20.1)
	$142.9	$23.6	$83.1	$(18.7)

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

vii.                              Other long-term assets:

	December 31,	December 31,
	2016	2015
Long-term portion of ore in stockpiles and ore on leach pads (a)	$218.9	$157.6
Deferred charges, net of amortization	8.6	7.9
Long-term receivables	147.2	161.7
Advances for the purchase of capital equipment	2.8	6.7
Other	33.8	36.3
	$411.3	$370.2

(a)         Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months.  At December 31, 2016, long-term ore in stockpiles was at the Company’s Fort Knox, Kupol, Tasiast, Chirano and Paracatu mines, and long-term ore on leach pads was at the Company’s Fort Knox and Round Mountain mines.

viii.                          Accounts payable and accrued liabilities:

	December 31,	December 31,
	2016	2015
Trade payables	$86.8	$75.2
Accrued liabilities	251.4	206.2
Employee related accrued liabilities	126.6	98.2
	$464.8	$379.6

ix.                                  Accumulated other comprehensive income (loss):

	Long-term	Derivative
	Investments	Contracts	Total
Balance at December 31, 2014	$1.8	$(47.9)	$(46.1)
Other comprehensive income (loss) before tax	(20.5)	43.5	23.0
Tax	—	(8.2)	(8.2)
Balance at December 31, 2015	$(18.7)	$(12.6)	$(31.3)
Other comprehensive income before tax	42.3	37.6	79.9
Tax	—	(9.5)	(9.5)
Balance at December 31, 2016	$23.6	$15.5	$39.1

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Consolidated Statements of Operations

x.                                      Other operating expense:

	Years ended December 31,
	2016	2015
Other operating expense (a)	$209.3	$76.2
	$209.3	$76.2

(a)         Other operating expense includes the write-off of value-added tax (“VAT”) receivables and settlement of VAT disputes due to regulatory changes in Brazil and costs related to the suspension of mining activities at Maricunga and Tasiast, in addition to care and maintenance and other costs.

xi.                                  Other income (expense)  — net:

	Years ended December 31,
	2016	2015

Gains (losses) on sale of other assets - net	$9.7	$(16.2)
Impairment of investments	—	(7.6)
Foreign exchange losses	(6.3)	(30.6)
Net non-hedge derivative losses	(0.4)	(3.4)
Other (a)	19.5	37.5
	$22.5	$(20.3)

(a)         During the year ended December 31, 2016, the Company received $13.0 million in insurance recoveries (year ended December 31, 2015 — $31.7 million).

xii.                              Finance expense:

	Years ended December 31,
	2016	2015
Accretion on reclamation and remediation obligations	$(34.2)	$(27.8)
Interest expense, including accretion on debt (a)	(100.4)	(68.2)
	$(134.6)	$(96.0)

(a)         During the years ended December 31, 2016 and 2015, $15.2 million and $40.5 million, respectively, of interest was capitalized to property, plant and equipment. See Note 7 iv.

Total interest paid, including interest capitalized, during the year ended December 31, 2016 was $95.3 million (year ended December 31, 2015 - $91.5 million).

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

xiii.                          Employee benefits expenses:

The following employee benefits expenses are included in production cost of sales, general and administrative, and exploration and business development expenses:

	Years ended December 31,
	2016	2015
Salaries, short-term incentives, and other benefits	$665.7	$611.5
Share-based payments	26.8	20.8
Other	19.2	15.5
	$711.7	$647.8

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

8.                                            IMPAIRMENT

	Years ended December 31,
	2016	2015
Property, plant and equipment (i)	$68.3	$439.5
Inventory and other assets (ii)	71.3	259.5
	$139.6	$699.0

i.                                         Property, plant and equipment

As at September 30, 2016, the Company identified the suspension of mining at Maricunga as an indication of impairment and performed an impairment assessment to determine the recoverable amount of the Maricunga CGU.  The recoverable amount was determined by considering observable market values for comparable assets.  As the recoverable amount was lower than the carrying amount, an impairment charge of $68.3 million was recorded against property, plant and equipment, resulting in a carrying amount of $(10.9) million for the Maricunga CGU. The carrying amount was negative as a result of reclamation and remediation obligations. No impairment charges were recorded as a result of the annual assessment of the carrying value of the Company’s CGUs at December 31, 2016.

At December 31, 2015, upon completion of the annual assessment of the carrying values of its CGUs, the Company recorded an impairment charge of $439.5 million as a result of decreases in the Company’s short-term and long-term gold price estimates.  The impairment charge was entirely related to property, plant and equipment and included a charge of $249.5 million at Fort Knox, $147.0 million at Tasiast, and $43.0 million at Round Mountain. As at December 31, 2015, the carrying amounts of Tasiast, Fort Knox, and Round Mountain were $827.9 million, $349.1 million, and $140.0 million, respectively. The significant estimates and assumptions used in the impairment assessment are disclosed in Note 3 to the financial statements.

Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amount of a CGU which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

Key assumptions and sensitivity

The significant estimates and assumptions used in the Company’s annual impairment assessments are disclosed in Note 3 to the financial statements. The Company performed a sensitivity analysis on all key assumptions and determined that no reasonably possible change in any of the key assumptions would cause the carrying value of any CGU carrying goodwill to exceed its recoverable amount.

ii.                                     Inventory and other assets

During 2016, the Company recognized impairment charges of $71.3 million related to metals and supplies inventory at Maricunga, resulting from the suspension of mining in the third quarter of 2016.

During 2015, the Company recognized impairment charges of $259.5 million related to inventory and other assets.  The inventory impairment charge of $244.8 million was recorded to reduce the carrying value of certain metal and supplies inventory to net realizable value.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

9.                                            INVESTMENTS IN ASSOCIATE AND JOINT VENTURES

The investments in associate and joint ventures are accounted for under the equity method and had the following carrying values:

	December 31,	December 31,
	2016	2015
Cerro Casale	$139.5	$138.3
Puren	18.6	18.8
Bald Mountain Exploration Joint Venture (a)	5.5	—
	$163.6	$157.1

(a)         As part of the Company’s acquisition of Bald Mountain on January 11, 2016, it acquired an associated land package, of which approximately 40% is subject to a 50/50 joint venture between the Company and Barrick.  See Note 6.

There are no publicly quoted market prices for Cerro Casale, Puren, or the Bald Mountain Exploration Joint Venture.

The equity in earnings (losses) of associate and joint ventures is as follows:

	Years ended December 31,
	2016	2015
Cerro Casale(a)	$(0.6)	$(3.0)
Puren (a)	(0.2)	$6.2
Bald Mountain Exploration Joint Venture (a)	(0.4)	—
	$(1.2)	$3.2

(a)         Represents Kinross’ share of the net earnings (loss) and other comprehensive income (loss).

Summarized financial information, reflecting fair value adjustments made by the Company, for Cerro Casale on a 100% basis is as follows:

	Balance Sheet
	As at December 31,
	2016	2015
Current assets	$0.8	$0.4
Non-current assets	2,065.2	2,061.1
	2,066.0	2,061.5
Current liabilities	5.6	5.9
Non-current liabilities	—	—
	5.6	5.9
Net assets	$2,060.4	$2,055.6
Ownership interest	25%	25%
	515.1	513.9
Impairment charge	(375.6)	(375.6)
Carrying amount of the investment	$139.5	$138.3

	Statement of Operations
	For the years ended December 31,
	2016	2015
Revenue	$—	$—
Expense	2.5	12.0
Net loss and total comprehensive loss	$2.5	$12.0
Equity in losses of Cerro Casale	$0.6	$3.0

A contingent liability related to the Company’s investment in Cerro Casale is disclosed in Note 19.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

10.                                     FAIR VALUE MEASUREMENT

(a)                                 Recurring fair value measurement:

Carrying values for financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short-term maturities.

Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the consolidated balance sheet date.

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2016 include:

				Aggregate Fair
	Level 1	Level 2	Level 3	Value
Available-for-sale investments	$142.9	$—	$—	$142.9
Derivative contracts:
Foreign currency forward and collar
contracts	—	8.9	—	8.9
Energy swap contracts	—	12.3	—	12.3
Total return swap contracts	—	(6.2)	—	(6.2)
	$142.9	$15.0	$—	$157.9

During the year ended December 31, 2016, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The valuation techniques that are used to measure fair value are as follows:

Available-for-sale investments:

The fair value of available-for-sale investments is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale investments are classified within Level 1 of the fair value hierarchy.

Derivative contracts:

The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

The following table summarizes information about derivative contracts outstanding at December 31, 2016 and 2015:

	December 31, 2016		December 31, 2015
	Asset / (Liability)		Asset / (Liability)
	Fair Value	AOCI	Fair Value	AOCI
Currency contracts
Foreign currency forward and collar
contracts (a), (c) (i)	8.9	5.9	(13.8)	(10.9)

Commodity contracts
Energy swap contracts (b) (ii)	12.3	9.6	(2.2)	(1.7)

Other contracts
Total return swap contracts (iii)	(6.2)	—	1.0	—

Total all contracts	$15.0	$15.5	$(15.0)	$(12.6)

Unrealized fair value of derivative assets
Current	16.1		1.0
Non-current	6.0		—
	$22.1		$1.0

Unrealized fair value of derivative liabilities
Current	(7.1)		(16.0)
Non-current	—		—
	$(7.1)		$(16.0)
Total net fair value	$15.0		$(15.0)

(a)                   Of the total amount recorded in AOCI at December 31, 2016, $5.1 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(b)                   Of the total amount recorded in AOCI at December 31, 2016, $5.9 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(c)                    During the year ended December 31, 2016, the Company entered into zero cost collar contracts for future exchange rates of the Brazilian real and the Russian rouble. The put and call collars were entered into with a counterparty, in which a floor and ceiling relative to the future exchange rate of the Brazilian real or Russian rouble is agreed upon. If the Brazilian real or Russian rouble is below the floor, the counterparty pays the Company the difference between the exchange rate and the floor. If the Brazilian real or Russian rouble is above the ceiling, the Company pays the counterparty the difference between the ceiling and the exchange rate.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

(i)                                    Foreign currency forward and collar contracts

The following table provides a summary of foreign currency forward and collar contracts outstanding at December 31, 2016, maturing in 2017 and 2018:

Foreign currency	2017	2018
Brazilian real zero cost collars (in millions of U.S. dollars)	$85.8	$25.2
Average put (Brazilian reais)	3.68	3.75
Average call (Brazilian reais)	4.11	4.12
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$52.5	$—
Average price (Canadian dollars)	1.33	—
Russian rouble zero cost collars (in millions of U.S. dollars)	$19.8	$—
Average put (Russian roubles)	60.0	—
Average call (Russian roubles)	71.9	—

During 2016, the Company entered into the following new forward buy and zero cost collar derivative contracts:

•                  $63.0 million Canadian dollars at an average rate of 1.35 maturing from 2016 to 2017;

•                  $111.0 million Brazilian reais at an average put and call strike of 3.70 and 4.11, respectively, maturing from 2017 to 2018; and

•                  $19.8 million Russian roubles at an average put and call strike of 60.0 and 71.9, respectively, maturing in 2017.

At December 31, 2016, the unrealized gain or loss on the derivative contracts recorded in AOCI is as follows:

•                  Brazilian real forward buy contracts — $nil (December 31, 2015 — $4.7 million loss);

•                  Brazilian real zero cost collar contracts — unrealized gain of $6.0 million (December 31, 2015 — $nil).

•                  Chilean peso forward buy contracts — $nil (December 31, 2015 — $2.3 million loss);

•                  Canadian dollar forward buy contracts — unrealized loss of $0.2 million (December 31, 2015 — $3.9 million loss); and

•                  Russian rouble zero cost collar contracts — unrealized gain of $0.1 million (December 31, 2015 — $nil).

(ii)                                Energy swap contracts

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts.  The Company entered into energy swap contracts that protect against the risk of fuel price increases.  Fuel is consumed in the operation of mobile equipment and electricity generation.

The following table provides a summary of energy swap contracts outstanding at December 31, 2016, maturing in 2017 to 2019:

Energy	2017	2018	2019
Oil swap contracts (barrels)	737,976	517,482	85,651
Average price	$46.21	$48.35	$48.17

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

During 2016, the following new commodity derivative contracts were entered into:

•                  1,600,189 barrels of crude oil at an average rate of $46.38 per barrel maturing from 2016 to 2019.

At December 31, 2016, the unrealized gain or loss on these derivative contracts recorded in AOCI is as follows:

•                  Oil swap contracts — unrealized gain of $9.6 million (December 31, 2015 — $1.7 million loss).

(iii)                            Total return swap contracts

The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s DSUs and cash-settled RSUs.  Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS.  At December 31, 2016, 5,695,000 TRS units were outstanding.

At December 31, 2016, 90% of the DSUs were economically hedged (December 31, 2015 — 97%) and 84% of cash-settled RSUs were economically hedged (December 31, 2015 — 95%), although hedge accounting was not applied.

(b)                                 Non-recurring fair value measurement:

During the year ended December 31, 2016, property, plant and equipment at Maricunga was written down to its recoverable amount. Certain assumptions used in the calculation of the recoverable amount are categorized as Level 3 in the fair value hierarchy.

(c)                                  Fair value of financial assets and liabilities not measured and recognized at fair value:

Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 12.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

11.                                     CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.

The Company’s operations are sensitive to changes in commodity prices, foreign exchange and interest rates.  The Company manages its exposure to changes in currency exchange rates and energy by periodically entering into derivative contracts in accordance with the formal risk management policy approved by the Company’s Board of Directors. The Company’s practice is to not hedge metal sales. However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.

All of the Company’s hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.

i.                                         Capital management

The Company’s objectives when managing capital are to:

•                                Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;

•                                Ensure the Company has the capital and capacity to support a long-term growth strategy;

•                                Provide investors with a superior rate of return on their invested capital;

•                                Ensure compliance with all bank covenant ratios; and

•                                Minimize counterparty credit risk.

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long-term strategic business plan.  Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets.  Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

The Company is not subject to any externally imposed capital requirements.

The Company’s quantitative capital management objectives are largely driven by the requirements under its debt agreements as well as a target total debt to total debt and common shareholders’ equity ratio as noted in the table below:

	December 31,	December 31,
	2016	2015
Long-term debt	$1,733.2	$1,731.9
Current portion of long-term debt	—	249.5
Total debt	1,733.2	1,981.4
Common shareholders’ equity	4,145.5	3,889.3
Total debt / total debt and common shareholders’ equity ratio	29.5%	33.8%
Company target	0–30%	0–30%

ii.                                     Gold and silver price risk management

No derivatives to hedge metal sales were outstanding in 2015 and 2016.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

iii.                                 Currency risk management

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Brazilian reais, Chilean pesos, Russian roubles, Mauritanian ouguiya and Ghanaian cedi. This risk is reduced, from time to time, through the use of foreign currency hedging contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows.  The Company has entered into hedging contracts to purchase Canadian dollars, Brazilian reais, Chilean pesos and Russian roubles as part of this risk management strategy.  The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company may from time to time manage the exposure on the net monetary items.

At December 31, 2016, with other variables unchanged, the following represents the effect of movements in foreign exchange rates on the Company’s net working capital, on earnings before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and other.

		10% strengthening in	10% weakening in
		U.S. dollar	U.S. dollar
		Effect on earnings	Effect on earnings
	Foreign currency	before taxes, gain	before taxes, gain
	net working capital	(loss)(a)	(loss)(a)
Canadian dollars	(19.0)	1.7	(2.1)
Brazilian reais	(2.9)	0.3	(0.3)
Chilean pesos	(8.9)	0.8	(1.0)
Russian roubles	32.8	(3.0)	3.6
Euros	(2.5)	0.2	(0.3)
Mauritanian ouguiya	(36.4)	3.3	(4.0)
Ghanaian cedi	17.9	(1.6)	2.0
Other (b)	(1.0)	0.1	(0.1)

(a)         As described in Note 3 (ii), the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates.  Gains and losses on translation of foreign currencies are included in earnings.

(b)         Includes British pounds, Australian dollars and South African rand.

At December 31, 2016, with other variables unchanged, the following represents the effect of the Company’s foreign currency hedging contracts on OCI before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real and Russian rouble.

	10% strengthening in	10% weakening in
	U.S. dollar	U.S. dollar
	Effect on OCI before	Effect on OCI before
	taxes, gain (loss) (a)	taxes, gain (loss) (a)
Canadian dollars	$(4.7)	$5.8
Brazilian real	$(8.2)	$10.7
Russian rouble	$(0.9)	$1.2

(a)         Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which may be to earnings or property, plant and equipment.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

iv.                                  Energy price risk

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts.  The Company entered into energy swap contracts that partially protect against the risk of fuel price increases.  Fuel is consumed in the operation of mobile equipment and electricity generation.

At December 31, 2016, with other variables unchanged, the following represents the effect of the Company’s energy swap contracts on OCI before taxes from a 10% change in oil prices.

	10% increase in	10% decrease in
	price	price
	Effect on OCI before	Effect on OCI before
	taxes, gain (loss) (a)	taxes, gain (loss) (a)
Oil	$7.5	$(7.5)

(a)         Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which will be to earnings.

v.                                      Liquidity risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances (December 31, 2016 - $827.0 million in aggregate), by utilizing its lines of credit and by monitoring developments in the capital markets.  The Company continuously monitors and reviews both actual and forecasted cash flows.  The contractual cash flow requirements for financial liabilities at December 31, 2016 are as follows:

		2017	2018, 2019	2020, 2021	2022+
	Total	Within 1 year	2 to 3 years	4 to 5 years	More than 5 years
Long-term debt (a)	$2,580.0	$86.0	$172.0	$1,153.9	$1,168.1

(a)         Includes long-term debt, including the current portion, interest and the full face value of the senior notes.

vi.                                  Credit risk management

Credit risk relates to cash and cash equivalents, accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company generally transacts with highly-rated counterparties and a limit on contingent exposure has been established for counterparties based on their credit ratings.  As at December 31, 2016, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents, accounts receivable and derivative contracts.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

12.                                     LONG-TERM DEBT AND CREDIT FACILITIES

			December 31, 2016				December 31, 2015
				Deferred
		Interest	Nominal	Financing	Carrying	Fair	Carrying	Fair
		Rates	Amount	Costs	Amount (a)	Value (b)	Amount (a)	Value (b)
Corporate term loan facility	(i)	Variable	$500.0	$(2.6)	$497.4	$497.4	$498.0	$498.0
Senior notes	(ii)	5.125%-
		6.875%	1,245.1	(9.3)	1,235.8	1,245.7	1,483.4	1,035.3
			1,745.1	(11.9)	1,733.2	1,743.1	1,981.4	1,533.3
Less: current portion			—	—	—	—	(249.5)	(250.4)
Long-term debt			$1,745.1	$(11.9)	$1,733.2	$1,743.1	$1,731.9	$1,282.9

(a) Includes transaction costs on debt financings.

(b) The fair value of debt is primarily determined using quoted market determined variables. See Note 10 (c).

Scheduled debt repayments

						2022 and
	2017	2018	2019	2020	2021	thereafter	Total
Corporate term loan facility	$—	$—	$—	$500.0	$—	$—	$500.0
Senior notes	—	—	—	—	500.0	750.0	$1,250.0
Total debt payable	$—	$—	$—	$500.0	$500.0	$750.0	$1,750.0

(i)                                    Corporate revolving credit and term loan facilities

On July 24, 2015, the Company amended its $1,500.0 million revolving credit facility and $500.0 million term loan to extend the respective maturity dates.  The revolving credit facility’s term was extended by one year to August 10, 2020 from August 10, 2019, and the term loan was extended by one year to August 10, 2019 from August 10, 2018.

On July 26, 2016, the Company extended the maturity dates of the term loan and revolving credit facility by one year to August 10, 2020 and August 10, 2021, respectively.

As at December 31, 2016, the Company had utilized $104.5 million (December 31, 2015 — $31.3 million) of the amended $1,500.0 million revolving credit facility.  The amount utilized was entirely for letters of credit.  On January 4, 2016, the Company drew $175.0 million in cash on the revolving credit facility, and repaid the amount in full on March 4, 2016.

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating.  Based on the Company’s credit rating at December 31, 2016, interest charges and fees are as follows:

Type of credit
Dollar based LIBOR loan:
Term Loan	LIBOR plus 1.95%
Revolving credit facility	LIBOR plus 2.00%
Letters of credit	1.33-2.00%
Standby fee applicable to unused availability	0.40%

The amended revolving credit facility and amended unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at December 31, 2016.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

(ii)                                Senior notes

The Company’s $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.125% senior notes due 2021, $500.0 million principal amount of 5.95% notes due 2024, and $250.0 million principal amount of 6.875% senior notes due 2041.

The Company repaid its $250.0 million 3.625% notes in full on the maturity date in September 2016.

The senior notes referred to above (collectively, the “notes”) pay interest semi-annually.   Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 40 and 50 basis points, plus accrued interest, if any.  Within three months of maturity of the notes due in 2021 and 2024 and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any.  In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

(iii)                            Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions. The non-recourse loan carried a term of five years with a maturity date of September 30, 2016 and had an annual interest rate of LIBOR plus 2.5%. Semi-annual principal repayments of $30.0 million commenced in March 2013 and continued through September 30, 2015. Principal repayments were scheduled for March 31, 2016 and September 30, 2016 in the amounts of $13.0 million and $7.0 million, respectively. On September 30, 2015, the Company prepaid the remaining $20.0 million, resulting in full repayment of the loan.

(iv)                             Other

Effective June 30, 2016, the maturity date for the Company’s $250.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) was extended to June 30, 2017. Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River—Buckhorn.  Fees related to letters of credit under this facility are 1.10% to 1.15%.  As at December 31, 2016, $215.1 million (December 31, 2015 - $212.7 million) was utilized under this facility.

In addition, at December 31, 2016, the Company had $117.7 million (December 31, 2015 - $33.4 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile.  These letters of credit have been issued pursuant to arrangements with certain international banks.

As at December 31, 2016, $216.7 million of surety bonds were issued with respect to Kinross’ operations in the United States.  The surety bonds were issued pursuant to arrangements with international insurance companies.

From time to time, the Company’s operations in Brazil may borrow US dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at December 31, 2016 and 2015, $nil was outstanding under such borrowings.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

13.                                     PROVISIONS

	Reclamation and
	remediation
	obligations (i)	Other	Total
Balance at January 1, 2016	$720.3	$50.8	$771.1
Additions resulting from acquisitions (a)	123.4	—	123.4
Additions	51.7	9.6	61.3
Reductions	(28.4)	(14.3)	(42.7)
Reclamation spending	(20.1)	—	(20.1)
Accretion	34.2	—	34.2
Reclamation expense	27.2	—	27.2
Balance at December 31, 2016	$908.3	$46.1	$954.4

Current portion	81.9	11.3	93.2
Non-current portion	826.4	34.8	861.2
	$908.3	$46.1	$954.4

(a)   Bald Mountain and the remaining 50% interest in Round Mountain were acquired on January 11, 2016. See Note 6.

(i)                                    Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment.  Reclamation and remediation obligations arise throughout the life of each mine.  The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. The above table details the items that affect the reclamation and remediation obligations.

Included in other operating expense for the year ended December 31, 2016 is a $27.2 million expense (year ended December 31, 2015 — $7.9 million recovery) reflecting revised estimated fair values of costs that support the reclamation and remediation obligations for properties that have been closed. The majority of the expenditures are expected to occur between 2017 and 2041. The discount rates used in estimating the site restoration cost obligation were between 0.9% and 13.9% for the year ended December 31, 2016 (year ended December 31, 2015 — 0.6% and 11.2%), and the inflation rate used was between 2.4% and 5.6% for the year ended December 31, 2016 (year ended December 31, 2015 — 1.1% and 7.8%).

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2016, letters of credit totaling $402.0 million (December 31, 2015 — $249.5 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company’s Letter of Credit guarantee facility with EDC, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at December 31, 2016, $216.7 million of surety bonds were issued with respect to Kinross’ operations in the United States.  The surety bonds were issued pursuant to arrangements with international insurance companies.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

14.                                     COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the years ended December 31, 2016 and 2015 is as follows:

	Year ended		Year ended
	December 31, 2016		December 31, 2015
	Number of shares	Amount ($)	Number of shares	Amount ($)
	(000’s)		(000’s)
Common shares
Balance at January 1,	1,146,540	$14,603.5	1,144,576	$14,587.7
Equity issuance (a)	95,910	275.7	—	—
Under share option and restricted share plans	2,600	15.0	1,964	15.8
Balance at end of period	1,245,050	$14,894.2	1,146,540	$14,603.5

Total common share capital		$14,894.2		$14,603.5

(a)         On March 4, 2016, the Company completed a public equity offering of 83.4 million common shares at a price of $3.00 per common share for gross proceeds of approximately $250.0 million. On March 15, 2016, the underwriters elected to exercise an option to purchase up to an additional 15% of the offering to cover over-allotments, and as a result, an additional 12.5 million common shares were issued at a price of $3.00 per common share. The sale was completed on March 18, 2016 and increased the gross proceeds from the offering to $287.7 million. Transaction costs of $12.0 million resulted in net proceeds of $275.7 million.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

15.                                     SHARE-BASED PAYMENTS

Share-based compensation recorded during the years ended December 31, 2016 and 2015 was as follows:

	Years ended December 31,
	2016	2015
Share option plan expense (i)	$2.8	$6.0
Restricted share unit plan expense, including restricted performance shares (ii)	24.0	15.6
Deferred share units expense (iii)	1.2	1.0
Employer portion of employee share purchase plan (iv)	2.0	2.1
Total share-based compensation	$30.0	$24.7

(i)                              Share option plan

The Company has a share option plan for officers, employees, and contractors enabling them to purchase common shares. Under the share option plan, the aggregate number of shares reserved for issuance may not exceed 31.2 million common shares. Additionally, the aggregate number of Common Shares reserved for issuance under the share option plan to insiders, at any one time upon the exercise of Options and pursuant to all other compensation arrangements of the Company shall not exceed 10% of the total number of Common Shares then outstanding. Each option granted under the plan before February 16, 2011 was for a maximum of five years.  Each option granted under the plan on or after February 16, 2011 is for a maximum term of seven years.  One-third of the options granted are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company’s Board of Directors at the time the option is granted, and may not be less than the closing market price of the common shares on the last trading day prior to the grant date of the option. The stock options outstanding at December 31, 2016 expire at various dates to 2023. The number of common shares available for the granting of options as at December 31, 2016 was 12.5 million.

The following table summarizes the status of the share option plan and changes during the years ended December 31, 2016 and 2015:

	2016		2015
		Weighted average		Weighted average
	Number of options	exercise price	Number of options	exercise price
	(000’s)	(CDN$/option)	(000’s)	(CDN$/option)
Balance at January 1	13,513	$7.57	14,175	$10.66
Granted	1,872	4.17	3,599	3.69
Exercised	(708)	5.17	—	—
Forfeited	(1,300)	6.57	(890)	7.85
Expired	(948)	12.17	(3,371)	16.35
Outstanding at end of period	12,429	$6.95	13,513	$7.57

For the year ended December 31, 2016, the weighted average share price at the date of exercise was CDN$6.88.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2016:

		Options outstanding			Options exercisable
				Weighted			Weighted
			Weighted	average		Weighted	average
			average	remaining		average	remaining
		Number of	exercise	contractual	Number of	exercise	contractual
Exercise price range in		options	price	life	options	price	life
CDN$:		(000’s )	(CDN$)	(years)	(000’s )	(CDN$)	(years)
$2.96	$4.22	4,609	$3.88	5.15	833	$3.72	4.44
4.23	9.53	5,307	6.97	3.30	4,565	7.16	3.21
9.54	14.31	1,667	10.69	2.22	1,667	10.69	2.22
14.32	16.25	846	16.25	1.14	846	16.25	1.14
		12,429	$6.95	3.69	7,911	$8.51	2.91

The following weighted average assumptions were used in computing the fair value of stock options using the Black-Scholes option pricing model granted during the years ended December 31, 2016 and 2015:

	2016	2015
Weighted average share price (CDN$)	$4.17	$3.69
Expected dividend yield	0.0%	0.0%
Expected volatility	56.9%	43.3%
Risk-free interest rate	0.6%	0.6%
Expected option life (in years)	4.5	4.5
Weighted average fair value per stock option granted (CDN$)	$1.92	$1.34

The expected volatility used in the Black-Scholes option pricing model is based primarily on the historical volatility of the Company’s shares.

(ii)                                Restricted Share Plan

The Company has a Restricted Share Plan whereby RSUs and RPSUs may be granted to employees, officers and contractors of the Company. The current maximum number of common shares issuable under this plan is 13.9 million.

(a)         Restricted share units

RSUs are generally exercisable into one common share entitling the holder to acquire the common share for no additional consideration. RSUs vest over a three year period.

The following table summarizes information about the RSUs outstanding at December 31, 2016 and 2015:

	2016		2015
		Weighted average		Weighted average
	Number of units	fair value	Number of units	fair value
	(000’s)	(CDN$/unit)	(000’s)	(CDN$/unit)
Balance at January 1	9,041	$4.41	6,657	$6.47
Granted	5,502	4.14	6,586	3.62
Redeemed	(4,435)	4.96	(2,850)	7.18
Forfeited	(889)	4.11	(1,352)	4.87
Outstanding at end of period	9,219	$4.01	9,041	$4.41

As at December 31, 2016, the Company had recognized a liability of $11.4 million (December 31, 2015 - $4.8 million) in respect of its cash-settled RSUs.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

(b)         Restricted performance share units

The RPSUs are subject to certain vesting requirements and vest at the end of three years.  The vesting requirements are based on certain performance criteria over the vesting period established by the Company.

The following table summarizes information about the RPSUs outstanding at December 31, 2016 and 2015:

	2016		2015
		Weighted average		Weighted average
	Number of units	fair value	Number of units	fair value
	(000’s)	(CDN$/unit)	(000’s)	(CDN$/unit)
Balance at January 1	4,313	$4.88	2,425	$7.12
Granted	1,887	4.47	2,723	3.57
Redeemed	(495)	6.55	(318)	9.24
Forfeited	(712)	5.20	(517)	5.83
Outstanding at end of period	4,993	$4.51	4,313	$4.88

(iii)                            Deferred share unit plan

The Company has a DSU plan for its outside directors which provides that each outside director receives, on the last date in each quarter a number of DSUs having a value equal to a minimum of 50% of the compensation of the outside director for the current quarter. Each outside director can elect to receive a greater percentage of their compensation in DSUs. The number of DSUs granted to an outside director is based on the closing price of the Company’s common shares on the Toronto Stock Exchange on the last business day of each quarter. At such time as an outside director ceases to be a director, the Company will make a cash payment to the outside director, equal to the market value of a Kinross common share on the date of departure, multiplied by the number of DSUs held on that date.

The number of DSUs granted by the Company and the weighted average fair value per unit issued for the years ended December 31, 2016 and 2015 are as follows:

	Years ended December 31,
	2016	2015
DSUs granted (000’s)	308	446
Weighted average grant-date fair value (CDN$/ unit)	$4.97	$2.60

There were 1,321,449 DSUs outstanding, for which the Company had recognized a liability of $4.1 million, as at December 31, 2016 (December 31, 2015 - $2.2 million).

(iv)                             Employee share purchase plan

The Company has an employee SPP whereby certain employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company has made contributions equal to 50% of the employees’ contributions.

The compensation expense related to the employee SPP for the year ended December 31, 2016 was $2.0 million (year ended December 31, 2015 — $2.1 million).

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

16.                                     EARNINGS (LOSS) PER SHARE

Basic and diluted net loss attributable to common shareholders of Kinross for the year ended December 31, 2016 was $104.0 million (year ended December 31, 2015 — $984.5 million).

Loss per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted loss per common share for the following periods:

	Years ended December 31,
(Number of common shares in thousands)	2016	2015
Basic weighted average shares outstanding:	1,227,007	1,146,043
Weighted average shares dilution adjustments:
Stock options	—	—
Restricted shares	—	—
Restricted performance shares	—	—
Diluted weighted average shares outstanding	1,227,007	1,146,043

Weighted average shares dilution adjustments - exclusions: (b)
Stock options (a)	12,429	13,064
Restricted shares	3,625	3,971
Restricted performance shares	4,786	3,940

(a)         Anti-dilutive stock options were determined using the Company’s average share price for the year. For the years ended December 31, 2016 and 2015, the average share price used was $3.91 and $2.27, respectively.

(b)         These adjustments were excluded, as they are anti-dilutive.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

17.                                     INCOME TAX EXPENSE

The following table shows the components of the current and deferred tax expense:

	Years ended December 31,
	2016	2015
Current tax expense
Current period	$223.9	$135.0
Adjustment for prior period	(24.6)	(46.2)

Deferred tax expense
Origination and reversal of temporary differences	(143.6)	64.8
Impact of changes in tax rate	—	(0.3)
Change in unrecognized deductible temporary differences	(6.7)	(9.4)
Recognition of previously unrecognized tax losses	0.6	(2.2)
	$49.6	$141.7

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2016	2015
Combined statutory income tax rate	26.5%	26.5%

Increase (decrease) resulting from:
Mining taxes	4.4%	0.4%
Resource allowance and depletion	1.1%	0.1%
Difference in foreign tax rates and foreign exchange on deferred income taxes
within income tax expense	94.0%	(17.2)%
Benefit of losses not recognized	(160.1)%	(5.0)%
Recognition of tax attributes not previously benefited	(44.0)%	(20.3)%
Under (over) provided in prior periods	(8.2)%	3.3%
Income not subject to tax	109.2%	10.7%
Effect of non-deductible impairment	0.0%	(0.3)%
Accounting expenses disallowed for tax	(17.2)%	(12.6)%
Taxes on repatriation of foreign earnings	(79.9)%	(1.4)%
Other	(9.2)%	(0.9)%
Effective tax rate	(83.4)%	(16.7)%

i.                                         Deferred income tax

The following table summarizes the components of deferred income tax:

	December 31,	December 31,
	2016	2015
Deferred tax assets
Accrued expenses and other	$39.3	$82.6
Property, plant and equipment	25.5	10.3
Reclamation and remediation obligations	118.1	94.8
Inventory capitalization	8.8	8.7
	191.7	196.4
Deferred tax liabilities
Accrued expenses and other	14.5	1.2
Property, plant and equipment	442.0	567.6
Inventory capitalization	31.4	50.1
Deferred tax liabilities - net	$296.2	$422.5

For balance sheet disclosure purposes, deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Movement in net deferred tax liabilities:

	December 31,	December 31,
	2016	2015
Balance at the beginning of the period	$422.5	$362.5
Recognized in profit/loss	(149.7)	53.0
Recognized in OCI	9.5	8.2
Other	13.9	(1.2)
Balance at the end of the period	$296.2	$422.5

ii.                                     Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as at December 31, 2016 is $6.5 billion (December 31, 2015 — $6.0 billion).

Deferred tax assets have not been recognized in respect of the following items:

	December 31,	December 31,
	2016	2015
Deductible temporary differences	$721.4	$731.4
Tax losses	458.5	436.4

The tax losses not recognized expire as per the amount and years noted below.  The deductible temporary differences do not expire under current tax legislation.  Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

iii.                                 Non-capital losses (not recognized)

The following table summarizes the Company’s non-capital losses that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date

Canada	Net operating losses	$713.9	2017 - 2036
United States(a)	Net operating losses	40.1	2017 - 2036
Chile	Net operating losses	98.9	No expiry
Barbados	Net operating losses	885.4	2017 - 2023
Mauritania	Net operating losses	22.0	2017 - 2021
Other	Net operating losses	55.1	Various

(a)  Utilization of the United States loss carry forwards will be limited in any year as a result of the previous changes in ownership.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

18.                                     SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company’s primary mining operations are in the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviews various factors, including geographical location and managerial structure. It was determined by management that a reportable operating segment generally consists of an individual mining property managed by a single general manager and management team.

The Kupol segment includes the Kupol and Dvoinoye mines.  These two mines have been aggregated into one reportable segment as they have integrated cost structures, due to the processing of Dvoinoye ore at the Kupol mill, and other shared infrastructure such as the purchasing function.

The Corporate and other segment includes corporate, Cerro Casale, shutdown and other non-operating assets (including La Coipa, Lobo-Marte and White Gold) and non-mining and other operations. These have been aggregated into one reportable segment as they do not generate revenues for the Company.

Finance income, finance expense, other income (expense), and equity in earnings (losses) of associate and joint ventures are managed on a consolidated basis and are not allocated to operating segments.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

i.                                         Operating segments

The following tables set forth operating results by reportable segment for the following periods:

										Non-
										operating
	Operating segments									segments (a)
							Kettle
		Round	Bald				River-			Corporate
Year ended December 31, 2016:	Fort Knox	Mountain (c)	Mountain (c)	Paracatu	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	and other (b)	Total
Revenue
Metal sales	$510.8	477.1	139.6	599.6	219.4	919.2	139.8	208.0	258.5	—	$3,472.0
Cost of sales
Production cost of sales	302.2	292.0	131.7	346.4	145.2	324.3	73.0	179.3	189.7	—	1,983.8
Depreciation, depletion and amortization	88.7	94.7	38.6	142.7	34.4	236.8	1.3	96.4	109.9	11.5	855.0
Impairment charges	—	—	—	—	139.6	—	—	—	—	—	139.6
Total cost of sales	390.9	386.7	170.3	489.1	319.2	561.1	74.3	275.7	299.6	11.5	2,978.4
Gross profit (loss)	$119.9	90.4	(30.7)	110.5	(99.8)	358.1	65.5	(67.7)	(41.1)	(11.5)	$493.6
Other operating expense	1.0	—	2.0	74.3	50.8	(0.5)	(0.7)	46.3	8.0	28.1	209.3
Exploration and business development	8.9	4.6	4.7	—	—	13.3	2.2	5.9	8.9	45.8	94.3
General and administrative	—	—	—	—	—	—	—	—	—	143.7	143.7
Operating earnings (loss)	$110.0	85.8	(37.4)	36.2	(150.6)	345.3	64.0	(119.9)	(58.0)	(229.1)	$46.3
Other income (expense) - net											22.5
Equity in earnings (losses) of associate and joint ventures											(1.2)
Finance income											7.5
Finance expense											(134.6)

Loss before tax											$(59.5)

									Non-
									operating
	Operating segments								segments (a)
						Kettle
		Round				River-			Corporate
Year ended December 31, 2015:	Fort Knox	Mountain	Paracatu	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	and other (b)	Total
Revenue
Metal sales	$467.0	228.1	559.8	249.1	883.2	113.3	249.4	302.3	—	$3,052.2
Cost of sales
Production cost of sales	252.8	146.9	374.3	216.1	362.8	81.6	220.6	179.7	—	1,834.8
Depreciation, depletion and amortization	130.3	44.9	147.5	27.3	271.3	12.0	80.9	175.0	8.5	897.7
Impairment charges	252.7	44.0	3.3	48.7	84.7	—	259.7	5.9	—	699.0
Total cost of sales	635.8	235.8	525.1	292.1	718.8	93.6	561.2	360.6	8.5	3,431.5
Gross profit (loss)	$(168.8)	(7.7)	34.7	(43.0)	164.4	19.7	(311.8)	(58.3)	(8.5)	$(379.3)
Other operating expense	1.4	—	10.3	17.4	(0.2)	(12.6)	35.3	(1.7)	26.3	76.2
Exploration and business development	10.6	1.2	—	—	14.5	2.0	14.1	13.5	52.1	108.0
General and administrative	—	—	—	—	—	—	—	—	179.4	179.4
Operating earnings (loss)	$(180.8)	(8.9)	24.4	(60.4)	150.1	30.3	(361.2)	(70.1)	(266.3)	$(742.9)
Other income (expense) - net										(20.3)
Equity in earnings (losses) of associate and joint venture										3.2
Finance income										8.3
Finance expense										(96.0)

Loss before tax										$(847.7)

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

	Operating segments									Non- operating segments(a)
		Round	Bald				Kettle River-			Corporate
	Fort Knox	Mountain (c)	Mountain (c)	Paracatu	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	and other (b)	Total
Property, plant and equipment at:
December 31, 2016	$248.4	307.1	440.9	1,647.5	37.6	599.5	2.0	826.9	416.6	391.1	$4,917.6

Total assets at:
December 31, 2016	$457.7	430.8	598.9	1,880.4	145.3	1,417.0	15.9	1,122.8	581.5	1,329.0	$7,979.3

Capital expenditures for year ended December 31, 2016 (d)	$67.2	70.1	41.2	113.8	5.1	88.0	—	200.4	48.2	11.1	$645.1

	Operating segments								Non- operating segments (a)
		Round				Kettle River-			Corporate
	Fort Knox	Mountain	Paracatu	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	and other (b)	Total
Property, plant and equipment at:
December 31, 2015	$244.9	161.4	1,693.0	139.0	753.0	2.5	736.3	489.2	374.4	$4,593.7

Total assets at:
December 31, 2015	$480.5	229.5	1,935.9	373.3	1,566.3	26.6	1,010.1	645.6	1,467.6	$7,735.4

Capital expenditures for year ended December 31, 2015 (d)	$145.0	50.0	109.0	31.2	56.7	0.5	165.4	32.0	35.1	$624.9

(a)         Non-operating segments include development properties.

(b)         Corporate and other includes corporate, Cerro Casale, shutdown and other non-operating assets (including La Coipa, Lobo-Marte and White Gold).

(c)          Bald Mountain and the remaining 50% interest in Round Mountain were acquired on January 11, 2016. See Note 6.

(d)         Segment capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the consolidated statements of cash flows are presented on a cash basis.

ii.                                     Geographic segments

The following table shows metal sales and property, plant and equipment by geographic region:

	Metal sales		Property, plant and equipment
	Years ended December 31,		As at December 31,
	2016	2015	2016	2015
Geographic information (a)
United States	$1,267.3	$808.4	$1,002.1	$412.9
Russian Federation	919.2	883.2	630.8	786.1
Brazil	599.6	559.8	1,647.5	1,693.0
Chile	219.4	249.1	306.6	387.8
Mauritania	208.0	249.4	832.5	743.0
Ghana	258.5	302.3	427.9	498.4
Canada	—	—	70.2	72.5
Total	$3,472.0	$3,052.2	$4,917.6	$4,593.7

(a) Geographic location is determined based on location of the mining assets.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

iii.                                 Significant customers

The following table represents sales to individual customers exceeding 10% of annual metal sales for the following periods:

For the year ended	Fort	Round	Bald				Kettle River-
December 31, 2016:	Knox	Mountain	Mountain	Paracatu	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	Total
Customer
1	$101.8	75.9	22.0	130.1	41.8	20.5	66.6	80.2	72.5	$611.4
2	—	—	—	—	—	473.5	—	—	—	473.5
3	—	—	—	—	—	405.5	—	—	—	405.5
										$1,490.4
% of total metal sales										42.9%

						Kettle
For the year ended	Fort	Round				River-
December 31, 2015:	Knox	Mountain	Paracatu	Maricunga	Kupol	Buckhorn	Tasiast	Chirano	Total
Customer
1	—	—	—	—	677.7	—	—	—	$677.7
2	89.6	15.6	94.7	30.2	170.5	34.9	83.5	80.6	599.6
3	78.0	46.5	43.4	50.4	—	23.6	45.6	61.9	349.4
									$1,626.7
% of total metal sales									53.3%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

19.                               COMMITMENTS AND CONTINGENCIES

i.                 Commitments

Operating leases

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. The operating leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis.  Future minimum lease payments required to meet obligations that have initial or remaining non-cancelable lease terms in excess of one year are $16.6 million, $13.6 million, $5.3 million, $2.4 million and $1.0 million for each year from 2017 to 2021, respectively, and $2.4 million thereafter.

Purchase commitments

At December 31, 2016, the Company had future commitments of approximately $108.9 million (December 31, 2015 — $19.9 million) for capital expenditures.

ii.             Contingencies

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Cerro Casale contingency

The Company is obligated to pay $20.0 million to Barrick if a positive production decision is made relating to the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga Regulatory Proceedings

In late 2013, Compania Minera Maricunga (“CMM”) was fined approximately $40,000 in respect of the degradation of the Pantanillo wetland located near the Maricunga mine’s water pumping wells.  In May 2015, the Chile environmental enforcement authority (the “SMA”) issued a resolution alleging that CMM had irreparably harmed portions of the Pantanillo wetland and two other downstream wetlands known respectively as Valle Ancho and Barros Negros, and that the mine’s continuing water use poses an imminent risk to those wetlands.  In response, CMM submitted legal and technical defenses, expert reports and other materials challenging the SMA’s allegations, and, as required by law, responded to various information requests from the SMA.  On March 18, 2016, the SMA issued a resolution against CMM in respect of the SMA’s May 2015 allegations regarding the Valle Ancho wetland, located approximately 7 kilometers downgradient from CMM’s groundwater wells, seeking to impose a sanction of an immediate complete curtailment of water use from the groundwater wells and related aquifer (the “sanction proceedings”).  The Maricunga mine relies solely on water from the Pantanillo area groundwater wells to support its operations.  On March 28, 2016, CMM filed a request with the SMA to reconsider the sanction proceedings resolution (the “reconsideration”).  While reserving its rights of appeal, CMM requested reconsideration of the sanction on the basis that a complete stoppage of water use at the Maricunga mine was both legally and technically flawed, and could have serious environmental, health and safety consequences.  Specifically, until the Maricunga mine is closed in accordance with the government-approved closure plan, the mine will require some water to ensure the health and safety of its personnel and local communities, maintain the environmental stability of the heap leach facilities, and complete closure of the mine in an environmentally responsible manner in accordance with its permits, applicable laws and international best practices.   Beginning in May  2016, the SMA issued a series of resolutions ordering CMM to “temporarily” curtail the pumping of water from the groundwater wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions by seeking reconsideration with the SMA and appealing to Chile’s Environmental Tribunal, but its efforts were unsuccessful and, except for a short period of time in July 2016, the Company’s operations have remained suspended.  On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”).  The Amended Sanction, if affirmed by the Environmental Tribunal, would require CMM to effectively cease operations and close the mine, with water use curtailed to levels far below those required for closure in compliance with the mine’s government-approved plan.  On July 9, 2016, CMM filed its appeal in the sanction proceedings. As part of its appeal, CMM submitted legal and technical arguments and reports by experts on wetland vegetation, analysis of long-term satellite imagery and groundwater hydrology criticizing the evidence relied upon by the SMA and concluding that current data does not support an assertion that CMM’s pumping is negatively impacting water levels 7 kilometers downgradient at the Valle Ancho wetland.  On August 30, 2016, CMM submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal of the Amended Sanction.  On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request.  On October 11, 2016, a hearing was held before the Environmental Tribunal on CMM’s appeal of the Amended Sanction and on CMM’s appeals of prior water curtailment orders.  Decisions in these appeals remain pending.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel.  Both lawsuits are based upon allegations that CMM’s pumping from its Pantanillo area groundwater wells has caused damage to area wetlands.  One action relates to the Pantanillo wetland, and is based upon the sanction imposed upon CMM in late 2013 (as described above).  The other action relates to the Valle Ancho wetland, and is largely based upon the same factual assertions at issue in the SMA sanction proceedings.  These lawsuits seek, among other things, to require CMM to cease pumping from the groundwater wells, finance various investigations and conduct restoration activities.  On June 20, 2016, CMM filed its defenses.  Evidentiary hearings took place in November and December 2016, and additional hearings in the matter are in the process of being scheduled.   CMM will continue to vigorously defend itself in these proceedings.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Sunnyside Litigation

The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado.  A subsidiary of Kinross, Sunnyside Gold Corporation (“SGC”), was involved in operations at the mine for a period in the late-1980s to early 1990s and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area.  In the third quarter of 2016, the Environmental Protection Agency (the “EPA”) listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”).  SGC has challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit.  It is likely that the EPA will assert that the Company is a potentially responsible party under CERCLA and is jointly and severally liable for CERCLA response costs incurred in the District.  In addition, the EPA may seek to require the Company to conduct investigative and remedial activities.  On August 5, 2015, while working in another mine in the District known as the Gold King, the EPA caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River.  In the second quarter of 2016, the State of New Mexico filed a Complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. The Complaint seeks cost recovery, damages, injunctive relief, and attorney’s fees.  In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees.  The suits brought by New Mexico and the Navajo Nation have been consolidated.  The Company has also received a “notice of intent to sue” letter from the State of Utah indicating that it intends to sue a number of parties, including the EPA and the Company, for, among other things, injunctive relief, costs, damages and attorneys’ fees under RCRA, the CWA and the Utah Water Quality Act.  Kinross and SGC will vigorously defend themselves in the actions that have been brought and in any future actions that may be brought.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays, annual income taxes under the various regimes in countries in which it operates.  These tax regimes are determined under general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are complex and subject to interpretation.  Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews disputes can arise with the taxing authorities over the Company’s interpretation of the country’s income tax rules.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

20.                               RELATED PARTY TRANSACTIONS

There were no material related party transactions in 2016 and 2015 other than compensation of key management personnel.

The Company received no dividends from Puren during the year ended December 31, 2016 (year ended December 31, 2015 — $4.6 million).

Key management personnel

Compensation of key management personnel of the Company is as follows:

	Years ended December 31,
	2016	2015
Cash compensation - Salaries, short-term incentives, and other benefits	$7.3	$8.0
Long-term incentives, including share-based payments	9.3	10.6
Termination and post-retirement benefits	3.9	3.5
Total compensation paid to key management personnel	$20.5	$22.1

Key management personnel are defined as the Senior Leadership Team and members of the Board of Directors.

21.                               CONSOLIDATING FINANCIAL STATEMENTS

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Red Back Mining B.V., Red Back Mining (Ghana) Limited, White Ice Ventures Limited, KG Far East (Luxembourg) Sarl. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes.

During the year ended December 31, 2016, certain changes were made to the guarantor subsidiaries.  The following subsidiaries are no longer guarantors: BGO (Bermuda) Ltd., Crown Resources Corporation, Compania Minera Mantos de Oro, Compania Minera Maricunga, Red Back Mining Inc., and RBM Mauritania No 2 Ltd., and were replaced by: KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Red Back Mining B.V., Red Back Mining (Ghana) Limited, White Ice Ventures Limited, and KG Far East (Luxembourg) Sarl.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at December 31, 2016 and December 31, 2015 and the consolidating statements of operations, statements of comprehensive loss and statements of cash flows for the years ended December 31, 2016 and 2015.  For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis. As a result of the changes in the guarantor subsidiaries noted above, the consolidating balance sheet, and the consolidating statements of operations, comprehensive income (loss) and cash flows for the comparative periods have been recast.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Consolidating balance sheet as at December 31, 2016

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$126.2	$145.6	$—	$271.8	$555.2	$—	$827.0
Restricted cash	—	4.6	—	4.6	7.0	—	11.6
Accounts receivable and other assets	6.4	42.3	—	48.7	78.6	—	127.3
Intercompany receivables	541.5	1,277.3	(175.5)	1,643.3	4,384.9	(6,028.2)	—
Current income tax recoverable	—	12.0	—	12.0	99.9	—	111.9
Inventories	5.7	440.3	—	446.0	540.8	—	986.8
Unrealized fair value of derivative assets	12.6	(1.6)	—	11.0	5.1	—	16.1
	692.4	1,920.5	(175.5)	2,437.4	5,671.5	(6,028.2)	2,080.7
Non-current assets
Property, plant and equipment	26.8	2,677.2	—	2,704.0	2,213.6	—	4,917.6
Goodwill	—	158.8	—	158.8	3.9	—	162.7
Long-term investments	141.5	—	—	141.5	1.4	—	142.9
Investments in associate and joint ventures	—	5.5	—	5.5	158.1	—	163.6
Intercompany investments	3,150.2	1,699.7	(4,360.2)	489.7	11,787.5	(12,277.2)	—
Unrealized fair value of derivative assets	19.0	(14.7)	—	4.3	1.7	—	6.0
Other long-term assets	8.6	121.6	—	130.2	281.1	—	411.3
Long-term intercompany receivables	3,250.6	2,084.3	(1,758.8)	3,576.1	3,396.9	(6,973.0)	—
Deferred tax assets	—	0.7	—	0.7	93.8	—	94.5
Total assets	$7,289.1	$8,653.6	$(6,294.5)	$9,648.2	$23,609.5	$(25,278.4)	$7,979.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$72.9	$207.0	$—	$279.9	$184.9	$—	$464.8
Intercompany payables	120.1	601.0	(175.5)	545.6	5,482.6	(6,028.2)	—
Current income tax payable	—	10.9	—	10.9	61.7	—	72.6
Current portion of long-term debt	—	—	—	—	—	—	—
Current portion of provisions	—	13.2	—	13.2	80.0	—	93.2
Current portion of unrealized fair value of derivative liabilities	7.1	—	—	7.1	—	—	7.1
	200.1	832.1	(175.5)	856.7	5,809.2	(6,028.2)	637.7
Non-current liabilities
Long-term debt	1,733.2	—	—	1,733.2	—	—	1,733.2
Provisions	11.1	367.4	—	378.5	482.7	—	861.2
Other long-term liabilities	—	85.0	—	85.0	87.2	—	172.2
Long-term intercompany payables	1,199.2	2,779.0	(1,758.8)	2,219.4	4,753.6	(6,973.0)	—
Deferred tax liabilities	—	229.9	—	229.9	160.8	—	390.7
Total liabilities	3,143.6	4,293.4	(1,934.3)	5,502.7	11,293.5	(13,001.2)	3,795.0

Equity
Common shareholders’ equity
Common share capital	$14,894.2	$1,713.3	$(1,713.3)	$14,894.2	$18,053.2	$(18,053.2)	$14,894.2
Contributed surplus	238.3	2,396.0	(2,396.0)	238.3	4,402.0	(4,402.0)	238.3
Accumulated deficit	(11,026.1)	243.5	(243.5)	(11,026.1)	(10,157.4)	10,157.4	(11,026.1)
Accumulated other comprehensive income (loss)	39.1	7.4	(7.4)	39.1	(20.6)	20.6	39.1
Total common shareholders’ equity	4,145.5	4,360.2	(4,360.2)	4,145.5	12,277.2	(12,277.2)	4,145.5
Non-controlling interest	—	—	—	—	38.8	—	38.8
Total equity	4,145.5	4,360.2	(4,360.2)	4,145.5	12,316.0	(12,277.2)	4,184.3

Total liabilities and equity	$7,289.1	$8,653.6	$(6,294.5)	$9,648.2	$23,609.5	$(25,278.4)	$7,979.3

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Consolidating balance sheet as at December 31, 2015

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$113.8	$127.0	$—	$240.8	$803.1	$—	$1,043.9
Restricted cash	—	3.0	—	3.0	7.5	—	10.5
Accounts receivable and other assets	4.8	24.0	—	28.8	79.4	—	108.2
Intercompany receivables	541.2	982.7	(111.6)	1,412.3	4,800.6	(6,212.9)	—
Current income tax recoverable	—	10.0	—	10.0	113.3	—	123.3
Inventories	1.5	294.1	—	295.6	709.6	—	1,005.2
Unrealized fair value of derivative assets	1.5	(0.5)	—	1.0	—	—	1.0
	662.8	1,440.3	(111.6)	1,991.5	6,513.5	(6,212.9)	2,292.1
Non-current assets
Property, plant and equipment	29.3	2,132.7	—	2,162.0	2,431.7	—	4,593.7
Goodwill	—	158.8	—	158.8	3.9	—	162.7
Long-term investments	82.7	—	—	82.7	0.4	—	83.1
Investments in associate and joint ventures	—	—	—	—	157.1	—	157.1
Intercompany investments	3,306.1	405.7	(2,781.0)	930.8	8,841.5	(9,772.3)	—
Unrealized fair value of derivative assets	—	—	—	—	—	—	—
Other long-term assets	10.2	115.8	—	126.0	244.2	—	370.2
Long-term intercompany receivables	3,056.2	2,675.1	(2,273.1)	3,458.2	3,023.5	(6,481.7)	—
Deferred tax assets	—	0.8	—	0.8	75.7	—	76.5
Total assets	$7,147.3	$6,929.2	$(5,165.7)	$8,910.8	$21,291.5	$(22,466.9)	$7,735.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$65.9	$100.8	$—	$166.7	$212.9	$—	$379.6
Intercompany payables	196.6	494.7	(111.6)	579.7	5,633.2	(6,212.9)	—
Current income tax payable	—	3.0	—	3.0	3.4	—	6.4
Current portion of long-term debt	249.5	—	—	249.5	—	—	249.5
Current portion of provisions	—	6.6	—	6.6	43.7	—	50.3
Current portion of unrealized fair value of derivative liabilities	3.8	6.6	—	10.4	5.6	—	16.0
	515.8	611.7	(111.6)	1,015.9	5,898.8	(6,212.9)	701.8
Non-current liabilities
Long-term debt	1,731.9	—	—	1,731.9	—	—	1,731.9
Provisions	9.9	232.1	—	242.0	478.8	—	720.8
Other long-term liabilities	—	78.6	—	78.6	70.1	—	148.7
Long-term intercompany payables	1,000.4	2,957.5	(2,273.1)	1,684.8	4,796.9	(6,481.7)	—
Deferred tax liabilities	—	268.3	—	268.3	230.7	—	499.0
Total liabilities	3,258.0	4,148.2	(2,384.7)	5,021.5	11,475.3	(12,694.6)	3,802.2

Equity
Common shareholders’ equity
Common share capital	$14,603.5	$1,398.3	$(1,398.3)	$14,603.5	$18,460.7	$(18,460.7)	$14,603.5
Contributed surplus	239.2	936.0	(936.0)	239.2	2,360.8	(2,360.8)	239.2
Accumulated deficit	(10,922.1)	450.7	(450.7)	(10,922.1)	(11,018.2)	11,018.2	(10,922.1)
Accumulated other comprehensive loss	(31.3)	(4.0)	4.0	(31.3)	(31.0)	31.0	(31.3)
Total common shareholders’ equity	3,889.3	2,781.0	(2,781.0)	3,889.3	9,772.3	(9,772.3)	3,889.3
Non-controlling interest	—	—	—	—	43.9	—	43.9
Total equity	3,889.3	2,781.0	(2,781.0)	3,889.3	9,816.2	(9,772.3)	3,933.2

Total liabilities and equity	$7,147.3	$6,929.2	$(5,165.7)	$8,910.8	$21,291.5	$(22,466.9)	$7,735.4

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Consolidating statement of operations for the year ended December 31, 2016

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated
Revenue
Metal sales	$2,036.4	$1,699.8	$(1,653.3)	$2,082.9	$1,389.1	$—	$3,472.0

Cost of sales
Production cost of sales	1,999.1	1,075.4	(1,652.7)	1,421.8	562.0	—	1,983.8
Depreciation, depletion and amortization	8.2	365.4	(0.6)	373.0	482.0	—	855.0
Impairment charges	—	—	—	—	139.6	—	139.6
Total cost of sales	2,007.3	1,440.8	(1,653.3)	1,794.8	1,183.6	—	2,978.4
Gross profit	29.1	259.0	—	288.1	205.5	—	493.6
Other operating expense	7.5	77.3	—	84.8	124.5	—	209.3
Exploration and business development	20.9	18.5	—	39.4	54.9	—	94.3
General and administrative	93.0	4.0	—	97.0	46.7	—	143.7
Operating earnings (loss)	(92.3)	159.2	—	66.9	(20.6)	—	46.3
Other income (expense) - net	94.6	3.6	—	98.2	234.2	(309.9)	22.5
Equity in earnings (losses) of associate, joint ventures and intercompany investments	(44.4)	36.6	(172.7)	(180.5)	(0.8)	180.1	(1.2)
Finance income	25.8	16.0	(5.7)	36.1	74.2	(102.8)	7.5
Finance expense	(89.1)	(47.5)	5.7	(130.9)	(106.5)	102.8	(134.6)
Earnings (loss) before tax	(105.4)	167.9	(172.7)	(110.2)	180.5	(129.8)	(59.5)
Income tax expense - net	1.4	4.8	—	6.2	(55.8)	—	(49.6)
Net earnings (loss)	$(104.0)	$172.7	$(172.7)	$(104.0)	$124.7	$(129.8)	$(109.1)
Net earnings (loss) attributable to:
Non-controlling interest	$—	$—	$—	$—	$(5.1)	$—	$(5.1)
Common shareholders	$(104.0)	$172.7	$(172.7)	$(104.0)	$129.8	$(129.8)	$(104.0)

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Consolidating statement of operations for the year ended December 31, 2015

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated
Revenue
Metal sales	$1,603.8	$1,225.4	$(1,217.9)	$1,611.3	$1,440.9	$—	$3,052.2

Cost of sales
Production cost of sales	1,572.5	772.0	(1,218.2)	1,126.3	708.5	—	1,834.8
Depreciation, depletion and amortization	6.8	322.4	0.3	329.5	568.2	—	897.7
Impairment charges	—	299.9	—	299.9	399.1	—	699.0
Total cost of sales	1,579.3	1,394.3	(1,217.9)	1,755.7	1,675.8	—	3,431.5
Gross profit (loss)	24.5	(168.9)	—	(144.4)	(234.9)	—	(379.3)
Other operating expense	4.6	11.7	—	16.3	59.9	—	76.2
Exploration and business development	20.8	12.4	—	33.2	74.8	—	108.0
General and administrative	127.8	3.4	—	131.2	48.2	—	179.4
Operating loss	(128.7)	(196.4)	—	(325.1)	(417.8)	—	(742.9)
Other income (expense) - net	246.3	(71.4)	—	174.9	1,034.4	(1,229.6)	(20.3)
Equity in earnings (losses) of associate, joint venture and intercompany investments	(1,076.3)	(346.1)	700.4	(722.0)	3.2	722.0	3.2
Finance income	41.0	39.7	—	80.7	53.9	(126.3)	8.3
Finance expense	(65.0)	(25.0)	—	(90.0)	(132.3)	126.3	(96.0)
Earnings (loss) before tax	(982.7)	(599.2)	700.4	(881.5)	541.4	(507.6)	(847.7)
Income tax expense - net	(1.8)	(101.2)	—	(103.0)	(38.7)	—	(141.7)
Net (loss) earnings	$(984.5)	$(700.4)	$700.4	$(984.5)	$502.7	$(507.6)	$(989.4)
Net (loss) earnings attributable to:
Non-controlling interest	$—	$—	$—	$—	$(4.9)	$—	$(4.9)
Common shareholders	$(984.5)	$(700.4)	$700.4	$(984.5)	$507.6	$(507.6)	$(984.5)

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Consolidating statement of comprehensive income (loss) for the year ended December 31, 2016

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated
Net earnings (loss)	$(104.0)	172.7	(172.7)	(104.0)	124.7	(129.8)	(109.1)

Other comprehensive income (loss), net of tax:
Items to be reclassified to profit or loss in subsequent periods:
Changes in fair value of investments (a)	49.8	—	—	49.8	1.0	—	50.8
Reclassification to earnings for impairment charges	—	—	—	—	—	—	—
Accumulated other comprehensive (income) loss related to investments sold (b)	(8.5)	—	—	(8.5)	—	—	(8.5)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	7.4	20.4	—	27.8	1.4	—	29.2
Accumulated other comprehensive (income) loss related to derivatives settled (d)	0.5	(2.7)	—	(2.2)	1.1	—	(1.1)
	49.2	17.7	—	66.9	3.5	—	70.4
Equity in other comprehensive income (loss) of intercompany investments	21.2	—	(17.7)	3.5	—	(3.5)	—
Total comprehensive income (loss)	$(33.6)	$190.4	$(190.4)	$(33.6)	$128.2	$(133.3)	$(38.7)

Attributable to non-controlling interest	$—	$—	$—	$—	$(5.1)	$—	$(5.1)
Attributable to common shareholders	$(33.6)	$190.4	$(190.4)	$(33.6)	$133.3	$(133.3)	$(33.6)

(a) Net of tax of	$—	$—	$—	$—	$—	$—	$—
(b) Net of tax of	$—	$—	$—	$—	$—	$—	$—
(c) Net of tax of	$1.3	$8.9	$—	$10.2	$0.4	$—	$10.6
(d) Net of tax of	$0.2	$(1.7)	$—	$(1.5)	$0.4	$—	$(1.1)

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Consolidating statement of comprehensive income (loss) for the year ended December 31, 2015

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated

Net earnings (loss)	$(984.5)	$(700.4)	$700.4	$(984.5)	$502.7	$(507.6)	$(989.4)

Other comprehensive income (loss), net of tax:
Items to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)	(28.3)	—	—	(28.3)	0.2	—	(28.1)
Reclassification to earnings for impairment charges	7.6	—	—	7.6	—	—	7.6
Accumulated other comprehensive (income) loss related to investments sold (b)	—	—	—	—	—	—	—
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	(8.2)	(24.6)	—	(32.8)	(5.3)	—	(38.1)
Accumulated other comprehensive income related to derivatives settled (d)	24.8	37.6	—	62.4	11.0	—	73.4
	(4.1)	13.0	—	8.9	5.9	—	14.8
Equity in other comprehensive income (loss) of intercompany investments	18.9	—	(13.0)	5.9	—	(5.9)	—
Total comprehensive income (loss)	$(969.7)	$(687.4)	$687.4	$(969.7)	$508.6	$(513.5)	$(974.6)

Attributable to non-controlling interest	$—	$—	$—	$—	$(4.9)	$—	$(4.9)
Attributable to common shareholders	$(969.7)	$(687.4)	$687.4	$(969.7)	$513.5	$(513.5)	$(969.7)

(a) Net of tax of	$—	$—	$—	$—	$—	$—	$—
(b) Net of tax of	$—	$—	$—	$—	$—	$—	$—
(c) Net of tax of	$—	$(11.7)	$—	$(11.7)	$(1.4)	$—	$(13.1)
(d) Net of tax of	$—	$17.9	$—	$17.9	$3.4	$—	$21.3

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Consolidating statement of cash flows for the year ended December 31, 2016

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$(104.0)	$172.7	$(172.7)	$(104.0)	$124.7	$(129.8)	$(109.1)
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	8.2	365.4	(0.6)	373.0	482.0	—	855.0
Impairment charges	—	—	—	—	139.6	—	139.6
Equity in losses (earnings) of associate, joint ventures and intercompany investments	44.4	(36.6)	172.7	180.5	0.8	(180.1)	1.2
Share-based compensation expense	13.5	—	—	13.5	—	—	13.5
Finance expense	89.1	47.5	(5.7)	130.9	106.5	(102.8)	134.6
Deferred tax expense (recovery)	(1.5)	(57.5)	—	(59.0)	(90.7)	—	(149.7)
Foreign exchange losses (gains) and other	(60.3)	63.2	—	2.9	11.5	—	14.4
Reclamation expense (recovery)	—	—	—	—	27.2	—	27.2
Changes in operating assets and liabilities:
Accounts receivable and other assets	(2.3)	(23.3)	—	(25.6)	4.4	—	(21.2)
Inventories	(4.1)	(22.6)	0.6	(26.1)	105.6	—	79.5
Accounts payable and accrued liabilities	0.5	112.3	—	112.8	127.1	—	239.9
Cash flow provided from (used in) operating activities	(16.5)	621.1	(5.7)	598.9	1,038.7	(412.7)	1,224.9
Income taxes paid	—	(20.5)	—	(20.5)	(105.2)	—	(125.7)
Net cash flow provided from (used in) operating activities	(16.5)	600.6	(5.7)	578.4	933.5	(412.7)	1,099.2
Investing:
Additions to property, plant and equipment	(5.5)	(291.2)	—	(296.7)	(337.1)	—	(633.8)
Business acquisition	—	(588.0)	—	(588.0)	—	—	(588.0)
Net additions to long-term investments and other assets	(8.7)	(28.5)	—	(37.2)	(22.6)	—	(59.8)
Net proceeds from the sale of property, plant and equipment	—	0.6	—	0.6	8.5	—	9.1
Decrease (increase) in restricted cash	—	(1.6)	—	(1.6)	0.5	—	(1.1)
Interest received and other	0.7	1.2	—	1.9	1.6	—	3.5
Net cash flow used in investing activities	(13.5)	(907.5)	—	(921.0)	(349.1)	—	(1,270.1)
Financing:
Issuance of common shares on exercise of options	2.8	—	—	2.8	—	—	2.8
Proceeds from issuance of equity	275.7	—	—	275.7	—	—	275.7
Proceeds from issuance of debt	—	—	—	—	—	—	—
Repayment of debt	(250.0)	—	—	(250.0)	—	—	(250.0)
Interest paid	(73.5)	—	—	(73.5)	—	—	(73.5)
Dividends received from (paid to) common shareholders and subsidiaries	—	—	—	—	(309.9)	309.9	—
Intercompany advances	90.7	325.5	5.7	421.9	(524.7)	102.8	(0.0)
Other	(3.3)	—	—	(3.3)	—	—	(3.3)
Net cash flow provided from (used in) financing activities	42.4	325.5	5.7	373.6	(834.6)	412.7	(48.3)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	2.3	—	2.3
Increase (decrease) in cash and cash equivalents	12.4	18.6	0.0	31.0	(247.9)	—	(216.9)
Cash and cash equivalents, beginning of period	113.8	127.0	—	240.8	803.1	—	1,043.9
Cash and cash equivalents, end of period	$126.2	$145.6	$0.0	$271.8	$555.2	$—	$827.0

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

(Tabular amounts in millions of United States dollars)

Consolidating statement of cash flows for the year ended December 31, 2015

	Guarantors
	Kinross Gold	Guarantor	Guarantor	Total	Non-
	Corp.	Subsidiaries	Adjustments	Guarantors	guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$(984.5)	$(700.4)	$700.4	$(984.5)	$502.7	$(507.6)	$(989.4)
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	6.8	322.4	0.3	329.5	568.2	—	897.7
Impairment charges	—	299.9	—	299.9	399.1	—	699.0
Equity in losses (earnings) of associate, joint venture and intercompany investments	1,076.3	346.1	(700.4)	722.0	(3.2)	(722.0)	(3.2)
Share-based compensation expense	17.1	—	—	17.1	—	—	17.1
Finance Expense	65.0	25.0	—	90.0	132.3	(126.3)	96.0
Deferred tax expense (recovery)	—	79.3	—	79.3	(26.3)	—	53.0
Foreign exchange losses (gains) and other	(240.1)	25.1	—	(215.0)	239.3	—	24.3
Reclamation expense (recovery)	—	—	—	—	(7.9)	—	(7.9)
Changes in operating assets and liabilities:
Accounts receivable and other assets	2.0	35.8	—	37.8	53.2	—	91.0
Inventories	2.1	13.9	(0.3)	15.7	47.8	—	63.5
Accounts payable and accrued liabilities	(16.1)	13.9	—	(2.2)	30.1	—	27.9
Cash flow provided from (used in) operating activities	(71.4)	461.0	—	389.6	1,935.3	(1,355.9)	969.0
Income taxes paid	—	(9.9)	—	(9.9)	(127.5)	—	(137.4)
Net cash flow provided from (used in) operating activities	(71.4)	451.1	—	379.7	1,807.8	(1,355.9)	831.6
Investing:
Additions to property, plant and equipment	(16.8)	(302.1)	—	(318.9)	(291.1)	—	(610.0)
Business acquisitions	—	—	—	—	—	—	—
Net additions to long-term investments and other assets	(0.3)	(29.1)	—	(29.4)	(30.3)	—	(59.7)
Net proceeds from the sale of property, plant and equipment	1.0	0.8	—	1.8	1.5	—	3.3
Decrease in restricted cash	—	0.5	—	0.5	30.3	—	30.8
Interest received and other	0.3	1.9	—	2.2	1.8	—	4.0
Net cash flow used in investing activities	(15.8)	(328.0)	—	(343.8)	(287.8)	—	(631.6)
Financing:
Issuance of common shares on exercise of options	—	—	—	—	—	—	—
Proceeds from issuance of debt	—	22.5	—	22.5	—	—	22.5
Repayment of debt	—	(22.5)	—	(22.5)	(80.0)	—	(102.5)
Interest paid	(47.6)	—	—	(47.6)	(1.2)	—	(48.8)
Dividends received from (paid to) common shareholders and subsidiaries	—	(16.3)	—	(16.3)	(1,213.3)	1,229.6	—
Intercompany advances	(63.6)	(251.1)	—	(314.7)	188.4	126.3	—
Other	(2.9)	—	—	(2.9)	—	—	(2.9)
Net cash flow used in financing activities	(114.1)	(267.4)	—	(381.5)	(1,106.1)	1,355.9	(131.7)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(7.9)	—	(7.9)
Increase (decrease) in cash and cash equivalents	(201.3)	(144.3)	—	(345.6)	406.0	—	60.4

Cash and cash equivalents, beginning of period	315.1	271.3	—	586.4	397.1	—	983.5

Cash and cash equivalents, end of period	$113.8	$127.0	$—	$240.8	$803.1	$—	$1,043.9